STELLENT FISCAL YEAR 2002 ANNUAL REPORT



SHAPING SUCCESS *Setting the Standard in Content Management*



STELLENT™
BUSINESS CONTENT MANAGEMENT

"Content-related technologies have become central to the enterprise. As enterprises realize the critical need for managing and creating access to the content they create and own, we expect this trend to continue. In the past two years, we have seen a movement away from proprietary systems to standards-based systems that include browser-based interfaces, Java-based and J2EE platforms, and standard database repositories. IDC believes that Web Services are the inevitable next step. Stellent's early adoption of all these standards, their ownership of the most commonly used file converters in the industry, and their early exploration of wireless content management technologies position them well for the years ahead." *-Susan Feldman, Vice President for Content Management and Retrieval Software, IDC. June 2002.*

ANNUAL REVENUES



$5.5
$5.7
$11.4
$22.4
$66.7
$88.3
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002


IN MILLIONS

"Gartner predicts that by 2004, smart enterprise suites will emerge as an aggregation of the functionality offered today by portals, team collaboration support and content management. Customers will increasingly demand these tightly integrated capabilities for their content management initiatives."
*-Mark Gilbert, Research Director, Gartner. June 2002.*

"Content management has become a key to unlocking the business value in unstructured information assets that were previously locked in silos or published through inefficient manual processes. Yet, content management systems must be open and accessible through the solidifying application standards or they risk creating a new vault, securing assets rather than enabling their reuse. Stellent's commitment to standards such as XML and Java allows its technology to deliver on business goals by serving as an easily integrated, stand-alone content management solution or as a supporting infrastructure for content-centric applications, such as portals."
*-Rob Perry, Senior Analyst, Yankee Group. June 2002.*

"Given the increasing velocity of business and exponential growth of content, organizations are beginning to recognize that enterprise content management (ECM) is vital to increase efficiencies, reduce costs and provide self-service capabilities for extending enterprises. ECM is also critical as infrastructure for enterprise portals and for supporting ever-expanding Web content management project scopes."
*-Andrew Warzecha, Senior Vice President, META Group. June 2002.*



We are pleased to bring you the highlights of our fiscal year 2002 — a year in which Stellent's unique and unwavering vision for defining and targeting the content management market was resoundingly validated. We are now widely recognized as one of the top three content management vendors worldwide.

## SETTING THE STANDARD

Stellent's vision has always been to provide organizations with world-class solutions that efficiently manage all of the business and Web content within an enterprise. We have never strayed from this strategy, and as a result, we have set the standards for, and successfully driven the direction of, the content management market. Instead of constantly changing our company's vision and strategy in order to follow the latest content management trend, we have remained committed to our original market approach and have reaped tremendous rewards for this commitment. For example:

> *While other software providers were building products based on traditional technologies, we had the foresight to base our first content management product on Java more than five years ago — a decision that provided a robust and flexible platform for our product as it evolved. Today, we continue to be a leader in Java 2 Enterprise Edition (J2EE) and Web Services technology.*
> *While competitors were focused on building large, dotcom Web sites, we continued to aggressively target the business content needs of business-to-business and business-to-employee applications. These business-focused content management deployments have maintained their strength despite the economic downturn and emerged as mission-critical initiatives with tangible return on investment.*
> *While other content management vendors have primarily targeted enterprise deals, we have successfully grown our organization by scaling what started out as line-of-business deals into enterprise-wide implementations.*

These strategies and others have enabled Stellent to capture and secure a large share of the market by identifying key opportunities before the competition.

Our vision has led to the successful growth of our customer base, product suite and strategic alliances: we have become the vendor-of-choice for line-of-business implementations and have been selected as the content management standard within a number of large enterprises; we continue to develop and release innovative content management products and features that meet the evolving needs of our business customers; we have expanded strong strategic alliances with portal and application server vendors; and large system integrators are building practices around the Stellent Content Management suite of products.

SOLID YEAR-OVER-YEAR GROWTH

Stellent posted solid year-over-year revenue growth of 32 percent in a difficult economic environment, reaching a record $88.3 million in revenue and closing more than 170 new accounts in fiscal year 2002.

In fiscal 2002, we significantly accelerated activities with our technology and integration partners, delivering on the strategies we outlined last year by developing integrated products and implementing joint marketing programs. We now have partnerships with organizations such as **IBM, BEA Systems, Oracle** and **Plumtree**, and we finished the March 2002 quarter with approximately 67 percent of our revenues influenced by partners, compared to approximately 40 percent in the March 2001 quarter.

Our OEM group, which includes the company's mobile/wireless technology, continued to make strong headway during the year, signing new or expanded agreements with **Sony Ericsson, Compaq** and **Casio**. Our mobile and wireless products have become the standard content viewing and conversion technologies on the market and give us a tremendous competitive advantage as the wireless content management market continues to mature.

While we were disappointed in our fourth quarter results, we have closed many of the deals that were delayed during that quarter and believe the remaining transactions continue to represent future revenue for Stellent. As we announced in April 2002, we have implemented a plan to return the company to growth and profitability as soon as possible. The plan included a restructuring of our organization that has enabled us to strategically allocate and fully utilize our resources.

Our fiscal year 2003 objectives are to:

> *Return to profitability.*
> *Gain market share.*
> *Continue our global expansion.*

We see continued strength in our pipeline and have a strong cash and marketable securities position of approximately $96 million as of March 31, 2002. Because we identified the "right" segment of the market early and have been able to obtain the right people, develop the right products and secure the right partnerships, we continue to build on an already strong business and formidable presence in the content management market.

THE EVOLUTION OF CONTENT MANAGEMENT

The content management market continues to evolve and expand, and our vision has provided us with a solid foundation for driving and shaping the future growth of this market. We are leading the way with new products such as the Stellent Collaboration Server and Stellent Connection Server announced in version 6.0. These products, along with other technologies we've developed, are bringing content management further into the enterprise to reach more users and manage more content.

Fiscal 2002 was a year of significant accomplishments for Stellent, and our long-term prospects for growth and profitability remain strong. We are committed to our customers, partners, employees and shareholders, and are aggressively moving forward to expand the market share gains we achieved during the past fiscal year.

On behalf of everyone at Stellent, thank you for your continued support.

Vern Hanzlik
President and CEO

DURING FISCAL 2002, STELLENT EMERGED AS ONE OF THE TOP THREE CONTENT MANAGEMENT VENDORS IN THE WORLD BASED ON SOFTWARE LICENSE REVENUE, CUSTOMER BASE AND STRATEGIC VISION.

## t highlights

When content management first became a popular technology, companies primarily implemented systems to support their public-facing Web sites, or "dotcom" sites. Organizations quickly recognized they could reap even greater value from content management by using it to bring business content within their enterprises to the Web for easy access and management. As a result, companies began deploying line-of-business applications, such as partner extranets and human resource portals, powered by content management systems.

Stellent identified the deeper business value of content management early, and we built our business model around it. We have developed a content management suite that can handle virtually every type of content generated during the course of business or created for publishing to a Web site.

We have secured line-of-business accounts where we help customers quickly solve an immediate content management problem within a department, division or geographic group. In many cases, we've worked with these customers to strategically roll out Stellent Content Management across their entire enterprise, integrating it with other e-business applications, such as application servers or portals. We have enjoyed great success in expanding line-of-business accounts, becoming the standard content management solution across the enterprise in many cases.

Today, more organizations recognize content management as a strategic, company-wide IT resource and are expanding their line-of-business implementations across the enterprise to manage as much content and support as many e-business applications and Web sites as possible.

### CUSTOMER SPOTLIGHT: [illegible]

*Procter & Gamble (P&G), a recognized leader in developing, manufacturing and marketing superior consumer products, has a tremendous amount of critical business content all over the world that needs to be managed and organized. P&G's global strategy is to make the Web part of everything they do, and to deliver Web-based information sharing and Web application capabilities to employees and external partners.*

*P&G plans to leverage Stellent's product suite to create a Web-based content foundation to feed a variety of custom and standard business applications. The Stellent Content Management system will provide a multi-layer content infrastructure encompassing content management, collaboration and Web file sharing.*

*P&G found Stellent's strength in the areas of open standards, LDAP integration and ability to deliver to a variety of application content needs. This implementation goes far beyond a traditional, "siloed" content management application and leverages Stellent's functionality for enterprise content management.*

## EXPANDING THE DEFINITION OF CONTENT MANAGEMENT

According to a Butler Group report, 80 percent of all information within an organization is unstructured content. Since only a small portion of this content is currently managed, we are continually adding new products and features to our content management suite to form an enterprise-wide infrastructure that manages all content for delivery to the Web. Our new products expand the boundaries of traditional content management systems and reach further into the enterprise to touch more users and more content earlier in the content lifecycle.

For example, our new Stellent Collaboration Server, which was released in version 6.0, replaces legacy content collaboration applications with a Web-based solution that is tightly coupled with a content management infrastructure. The server facilitates collaborative content creation and management by enabling individual users to define and maintain project teams via a Web browser without requiring assistance from an IT department.

Our new Connection Server addresses distributed content management requirements by enabling integration of content from other repositories and distribution of managed content to other repositories, applications and users.

Stellent products allow any user capable of using standard desktop applications to interact transparently with the Stellent Content Management environment as though it were a local drive or shared file server. This provides end users with unprecedented ease-of-use and provides the organization with all the benefits attained from storing business content within a managed environment.

*WITH ITS CURRENT PRODUCT OFFERING, STELLENT IS REACHING CONTENT EARLIER IN ITS LIFECYCLE BY ENABLING MORE BUSINESS USERS TO CONTRIBUTE CONTENT, AND DELIVERING THIS CONTENT TO MORE USERS, APPLICATIONS AND WEB SITES.*

## THE FUTURE OF CONTENT MANAGEMENT

As stated by Andrew Warzecha, senior vice president for META Group, "Content management continues to emerge as the preferred method of empowering individual users across companies to create/capture, approve and manage the lifecycle of all types of critical business content."

Stellent is committed to continually developing new value-added products and acquiring technologies that complement and strengthen our core solutions to provide customers with a complete and innovative suite of products that meets all of their content management needs. A recent example of this was our acquisition in April 2002 of Kinecta Corp., whose technology we quickly integrated into our product suite as the Stellent Connection Server. This server provides our customers with enhanced content integration, aggregation and distribution capabilities, enabling users to aggregate content from multiple repositories, manage it in the Stellent environment and distribute it to any audience.

As the content management market evolves, we will continue to expand our offerings to reach more individuals and integrate with more applications within an enterprise, ultimately bringing more business content under management.

## STELLENT SETS THE BAR FOR CUSTOMER SATISFACTION IN THE CONTENT MANAGEMENT MARKET WITH A HIGH SOFTWARE MAINTENANCE RENEWAL RATE AND CONTINUED ROLLOUTS OF ITS TECHNOLOGY ACROSS EXISTING CUSTOMER ACCOUNTS

Stellent was selected as the vendor-of-choice in a number of large line-of-business and enterprise implementations during fiscal 2002. Our average software license transaction size grew to more than $200,000 in fiscal year 2002, and we closed more than 170 new accounts throughout the year, winning deals with well-known customers such as **UnumProvident, Los Angeles County, British Red Cross, Janus, Ameren, KPMG Tax Practice** and **Mitsubishi Motor Sales Nederland.** We now have more than 950 corporate customers for our content management and publishing solutions; more than 350 corporate customers for our desktop viewing and conversion technology; and more than 350 OEM partners who have embedded our technology into their own solutions.

Existing enterprise customers continued to roll out our products across their organizations where Stellent is the standard content management technology. Those customers include **Lawrence Livermore National Laboratory, Cox Communications, Cargill** and **Baring Asset Management.** We also had more than 90 percent of our Stellent Content Management maintenance contracts renewed, which confirms our success in meeting or exceeding our customers' needs. While we continue to market to Global 2000 corporations in virtually all industries, health care, financial and e-government continued to be our strongest vertical markets throughout fiscal 2002.

We also announced a number of agreements with leading mobile and wireless device manufacturers, including **Sony Ericsson** and **Casio**, to embed our content viewing and conversion technology on their devices. In addition, we expanded our relationship with **Compaq** to include our document viewing application on the new iPAQ Pocket PC, and we partnered with **AvantGo** to integrate our technology with its M-Business Server.

### CUSTOMER SPOTLIGHT: KIA MOTORS AMERICA

*Kia Motors, one of America's fastest-growing automotive brands, needed to decrease the costs associated with preparing and distributing business content to more than 600 dealerships across the United States.*

*The company used the Stellent Content Management system to create an extranet accessible by all of its dealers.*

*The Stellent-powered extranet enables Kia to reduce its annual business communication expenses by over 75 percent. The Kia Dealer extranet provides franchised retailers with a centralized location to view, search and print Kia business communication. Business communication is now published real-time and targeted to mass users within the franchised retail environment.*

## STELLENT'S PRODUCTS ARE BUILT UPON STANDARDS-BASED TECHNOLOGIES, SUCH AS JAVA AND XML, AND INCORPORATE EMERGING TECHNOLOGIES, SUCH AS WEBDAV AND WEB SERVICES.

We released two significant upgrades to **Stellent Content Management** in fiscal 2002. Our system now provides the broadest array of content contribution, management and delivery mechanisms in the world.

Whether deployed for line-of-business or enterprise implementations, our technology enables any user to contribute any kind of content into the Stellent system for conversion, management and delivery to any kind of business Web site or application, such as a portal.

In version 5.0, we enhanced our enterprise development tools, globalization features, enterprise platform support, and contribution and conversion capabilities. These new features make it even easier for companies to build and manage scalable Web sites and to incorporate a content management function into their enterprise applications, such as corporate portals and business commerce sites.

Version 6.0 enables enterprises to further optimize content management across large numbers of employees, partners and customers. The release offers new content contribution, collaboration and delivery capabilities including the **Stellent Collaboration Server** and **Stellent Connection Server**.

6.0 also includes **Stellent Extrasite Server**, which is designed for high-volume consumption environments and resides entirely in a J2EE application server. Extrasite Server allows organizations to seamlessly scale their Web sites for efficient assembly and delivery of personalized content to Web sites and business applications.

We also released the **Stellent Content Integration (CI) Kit** this year. The product meets the market demand for integrating the Stellent Content Management system with other enterprise applications using standards-based interfaces such as Web Services, a Java application programming interface and a J2EE-compliant Enterprise JavaBean.

In addition, we expanded and developed new wireless content viewing and conversion technology. We introduced our **Quick View Plus** technology for Microsoft's Windows Powered Pocket PC 2002 Software and released the **Outside In Wireless Attachment Server**, which allows mobile workers to immediately convert and view on their wireless devices e-mail attachments created in more than 225 file formats.

STELLENT WON A "BEST OF SHOW" AWARD IN THE BUSINESS APPLICATIONS CATEGORY AT PENTON MEDIA'S INTERNET WORLD SPRING 2002 EVENT FOR STELLENT CONTENT MANAGEMENT 6.0. THE "BEST OF SHOW" AWARDS PROGRAM RECOGNIZED THE MOST INNOVATIVE WEB-RELATED TECHNOLOGIES ON DISPLAY AT THE INTERNET WORLD SPRING 2002 EVENT.

### CUSTOMER SPOTLIGHT: SCOTT COUNTY, MINN.

*Scott County needed a cost-effective, Web-based method to meet citizens' growing demand for 24-hour access to information and to streamline the process of sharing internal information with the county's 600-plus employees.*

*The county is using Stellent Content Management to publish, index and manage information on its external Internet site and employee intranet.*

*Scott County anticipates it will reduce costs by $100,000 to $200,000 per year using Stellent to manage content on its public Internet site; in addition, an independent consulting group projected the county would save more than $850,000 over a six-year period using Stellent to manage content for two of its internal departments.*

STELLENT HAS DEVELOPED A NUMBER OF STANDARDS-BASED INTEGRATION TECHNOLOGIES THAT ENABLE PARTNERS TO MORE EASILY INTEGRATE STELLENT CONTENT MANAGEMENT WITH THEIR APPLICATIONS.

In fiscal 2001, we significantly increased our number of alliances with technology partners, system integrators, original equipment manufacturers (OEMs) and value-added resellers. In 2002, we successfully executed on many of the strategies we set forth with our alliance partners at the beginning of our relationships and developed a number of standards-based integration technologies that enable our partners to more easily integrate Stellent Content Management with their applications.

We developed a portal architecture and framework that allows us to easily build portal applications, or "portlets," to meet specific customer needs, and productized portlets to integrate the Stellent Content Management system with any portal technology. For example, we released portlets for the **IBM WebSphere Portal** and **BEA WebLogic Portal** platforms. The portlets enable businesses to rapidly deploy content-rich enterprise portals and give users easy access to critical business content as well as a wide range of Stellent Content Management features from the IBM and BEA portal platforms. Additional portlets are currently under development.

We announced support for the **Oracle9i Application Server**, enabling users of the system to create, manage, access and deploy content using Stellent Content Management, and added support for the **IBM DB2 relational database** and the **IBM AIX operating system.**

CUSTOMER SPOTLIGHT: [illegible]

*Guardian, the fourth-largest mutual life insurance company in the United States, needed a content management solution for its component-based enterprise architecture, which could be leveraged and tested in the establishment of an intranet.*

*The company integrated Stellent Content Management with the IBM WebSphere Portal Server.*

*Guardian implemented the content management and portal components into the enterprise architecture, and with them was able to meet the delivery date to build its intranet. The reliable and scalable solution now allows business users to manage content through regular updates without having to involve IT staff.*

We also participated in a number of joint marketing efforts with our alliance partners in fiscal 2002, co-hosting seminars across the United States with companies such as **IBM, BEA Systems, Deloitte & Touche** and **CoreChange.** The seminars covered a variety of topics including managing mission-critical content within a portal framework, integrating business content within the IBM WebSphere Portal environment and deploying state-of-the-art enterprise portals.

This year, we became actively engaged in customer installations with a number of large system integrators including **Deloitte & Touche, PricewaterhouseCoopers** and **Accenture.** These initiatives are accelerating the adoption of Stellent Content Management in large enterprises and helping us quickly capture additional content management market share.

"STELLENT CONTENT MANAGEMENT PROVIDES WEBSPHERE PORTAL CUSTOMERS WITH AN ADDITIONAL, ROBUST CONTENT MANAGEMENT OPTION, AND IS USEFUL FOR ENTERPRISES ATTEMPTING TO INTEGRATE, MANAGE AND UTILIZE THEIR BUSINESS INFORMATION. STELLENT'S SOFTWARE IS INCREASINGLY POPULAR WITH OUR CUSTOMERS, WHO ARE PLEASED BY THE EASE WITH WHICH THEY CAN INTEGRATE STELLENT'S SOLUTION WITH WEBSPHERE PORTAL."
*-Sharon Roberts, Worldwide Portal Sales, IBM.*

"THE STELLENT PORTLETS ENHANCE BEA'S E-BUSINESS PLATFORM BY PROVIDING OUR CUSTOMERS WITH IMMEDIATE ACCESS TO CRITICAL BUSINESS CONTENT AND CONTENT MANAGEMENT FUNCTIONALITY VIA OUR PORTAL INTERFACE. THIS TIGHT INTEGRATION IMPROVES THE TIMELINESS AND INCREASES THE FREQUENCY OF COMMUNICATION THROUGHOUT THE ORGANIZATIONS, RESULTING IN AN OVERALL INCREASE IN THE VALUE OF THE PORTAL. WE'VE SEEN GREAT SUCCESS IN THE FIELD WITH THE INTEGRATION OF OUR PRODUCTS."
*-Scott Edgington, Vice President and General Manager, BEA Global Software Partners.*

# SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended March 31, 2002**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to .**

**Commission File Number 0-19817**

# STELLENT, INC.

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Minnesota**<br>(State or other jurisdiction of Incorporation or organization) | **41-1652566**<br>(I.R.S. Employer Identification No.) |
| **7777 Golden Triangle Drive**<br>**Eden Prairie, Minnesota**<br>(Address of principal executive offices) | **55344-3736**<br>(Zip Code) |

**(952) 903-2000**

**(Registrant's telephone number, including area code)**

***Securities registered pursuant to Section 12(b) of the Act:*** **None**

**Securities registered pursuant to Section 12(g) of the Act: Preferred Share Purchase Rights Common Stock, par value $.01 per share**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 21, 2002, was $84,517,299 based on the closing sale price for the registrant's common stock on that date as reported by The Nasdaq Stock Market. For purposes of determining such aggregate market value, all officers and directors of the registrant are considered to be affiliates of the registrant, as well as shareholders holding 10% or more of the outstanding common stock as reflected on Schedules 13D or 13G filed with the registrant. This number is provided only for the purpose of this report on Form 10-K and does not represent an admission by either the registrant or any such person as to the status of such person.

As of June 21 2002, the registrant had 22,400,330 shares of common stock issued and outstanding.

STELLENT, INC.

FORM 10-K

For the fiscal year ended March 31, 2002

TABLE OF CONTENTS

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement dated for the annual meeting of Shareholders to be held on September 4, 2002 are incorporated by reference in Part III of this Annual Report on Form 10-K. (The Compensation Committee Report and the stock performance graph contained in the registrant's Proxy Statement are expressly not incorporated by reference in this Annual Report on Form 10-K). The Proxy Statement will be filed within 120 days after the end of the fiscal year ended March 31, 2002.

# PART I

## Item 1. *Business*

### Forward-Looking Statements

The information presented in this Annual Report on Form 10-K under the headings "Item 1. Business" and "Item 2. Properties" contains forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. When used in the Annual Report on Form 10-K, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to us, are intended to identify such forward-looking statements. Although we believe these statements are reasonable, such statements are subject to risks and uncertainties, including those discussed under "Risk Factors" in Item 7 of this Annual Report on Form 10-K that could cause actual results to differ materially from those projected. Because actual results may differ, readers are cautioned not to place undue reliance on these forward-looking statements.

### OVERVIEW

We develop, market, and service content management software with the primary focus of helping organizations derive maximum value from their content that exists in the normal course of business such as Microsoft Office documents, Web pages, images, graphics, multimedia, CAD, and other files. Customers deploy Stellent Content Management System to help them leverage this enterprise content while streamlining the process of obtaining or accessing content from content creators and delivering it to content consumers employees, partners, and customers — so that informed, timely decisions can be made. In order to accomplish this mission, Stellent Content Management System fits seamlessly into existing business processes as well as into the Information Technology infrastructure. Stellent Content Management System can be deployed to satisfy immediate needs at a line of business or departmental level as well as strategic needs at an enterprise level.

### MARKETS AND CUSTOMERS

More than 950 corporate accounts for content management and publishing, more than 350 corporate accounts for desktop viewing and conversion and more than 350 OEM customers have seamlessly integrated our technology into their operations. The Stellent Content Management System is used by a large number of the Global 2000 across a wide range of industries to help them bring critical business content to the Web. In addition, our Outside In OEM technology is used by many of the Internet search engines, many of the handheld devices, and many services to provide robust viewing and conversion functionalities to their customers.

From an industry perspective, our customers cover a wide range of industries including: Government, Finance, Manufacturing, Consumer, Aerospace and Transportation, Health Care/Insurance, and HighTech/Telecom. Our services support these customers with a 24x7 support line as well as relationships with the leading systems integrators and technology vendors.

## PRODUCTS

We offer three distinct sets of software products: enterprise software, component software, and shrink-wrap software.

### Enterprise Software

The Stellent Content Management System is a powerful end-to-end content management solution that deploys enterprise information quickly via the Web, delivers rapid return on investment and is highly scalable.

The Stellent Content Management System blends effortlessly into the existing business process by offering content owners multiple methods for easy content contribution of any type of content. Since many types of content are not 'consumption' friendly, we also provide the unique, automatic conversion of over 225 content types to 'consumption' friendly formats such as HTML, WML, cHTML, XML, and PDF. Our flexible contribution methods and automatic conversion capabilities allow the Stellent Content Management System to be quickly adopted by users and easily integrated into their daily work lives. Through its open, standards-based architecture, the Stellent Content Management System integrates easily with enterprise infrastructure and e-business applications for a seamless solution.

The Stellent Content Management System consists of three primary components: the core content management system, the server extensions, and the optional modules.

Core Stellent Content Management System includes:

- *Stellent Content Server:* Stellent Content Server is a fully functional content management system providing end-to-end content management and personalized delivery of that content. The back end provides a rich set of library services such as check-in/check-out, revision control, security, subscription services, discussion threads, graphical workflow, metadata and full-text searching, archiving, thumb-nailing, and content replication. The front end provides both native format contribution and HTML based contribution templates, contribution through WebDAV, personalized navigation, and a personalized search or content bookmark capability. Stellent Content Server offers two content storage options — the traditional repository that is optimized for standard business content and the Tamino XML repository which is optimized for managing large amounts of pure XML content.

- *Stellent Content Categorizer:* Stellent Content Categorizer enables organizations to quickly categorize and move content into a managed environment, easily re-categorize managed content and efficiently navigate and search for content. As an open API for third party categorization engines, Content Categorizer enables customers to choose the best categorization engine for their enterprise needs. Customers can use our out-of-the-box categorization functionality or can leverage rule sets and taxonomies from third-party categorization tools.

- *Stellent Dynamic Converter:* Stellent Dynamic Converter brings a new level of simplicity and productivity to providing Web-viewable business content. With Dynamic Converter, users only need to store native files. Dynamic Converter generates Web-viewable formats on demand and is able to convert more than 225 file formats to HTML, WML, or cHTML. With sophisticated template technology, Stellent Dynamic Converter serves content to Web sites with a consistent "look and feel." Using a metadata rules-based mechanism, Webmasters can define conditions when files are served as HTML or when particular templates are used. A graphical template editor allows remote Web developers to create, edit, and modify conversion templates, all through the Web based Stellent Content Management System.

- *Stellent XML Converter:* Stellent XML Converter enables the automatic publishing of native business content to XML format. Upon the check-in of new business content, a conversion to XML will occur. This XML file can then be accessed from other enterprise applications, as well as dynamically rendered to HTML using the Stellent Dynamic Converter.

- *Stellent PDF Converter:* Stellent PDF Converter enables the automatic publishing of native business content to a Web-viewable PDF upon check-in. This Adobe PDF rendition maintains the fidelity of the content and enables Web viewing without the need for the native application.
- *Stellent Content Publisher:* Stellent Content Publisher provides advanced template-based technology to automatically publish over 225 business-content formats to fully linked Web sites/pages in HTML, XML, and wireless formats. Content may be managed in a Stellent Content Server or stored in a standard file system. Features include single source publishing, abstraction, personalization, XML support, scripting language inclusions, content release scheduling, layout template design by HTML Editors, and automated creation of navigation.

Server Extensions includes:

- *Stellent Collaboration Server:* Stellent Collaboration Server enables individual users, such as employees and business partners, to easily create and maintain online ad-hoc project teams without IT assistance. Collaboration Server facilitates collaborative, team-based content creation with ad-hoc security using Access Control Lists (ACL), discussion threads, user-initiated content routing, and project level search. Specific project content can also be "promoted" to Stellent Content Server to be managed as enterprise business content. Stellent Collaboration Server extends content management to the workgroup level and provides the same revolutionary empowerment to the business user for project team definition, collaboration and management that Stellent Content Server does for enterprise business content management.
- *Stellent Extrasite Server:* Stellent Extrasite Server dynamically assembles and delivers personalized enterprise content that is managed within the Stellent Content Server or other content management repositories. Built using Enterprise JavaBeans, Stellent Extrasite Server is a Java 2 Enterprise Edition (J2EE)-compliant content server for high-volume, consumption-oriented Web and wireless sites that operates entirely within an application server. By distributing content from a central loading area to multiple servers in a Web farm environment, Stellent Extrasite Server offers enterprise scalability, high performance, fail-over and load balanced operating efficiency.
- *Stellent Connection Server:* Stellent Connection Server provides access to and management of all of the business content within an organization, regardless of location or file format. Content from external media or a variety of repositories can be moved into the Stellent Content Management System environment for management and publishing to Web sites and applications. Connection Server enhances the user's ability to easily deploy content from staging environments to production environments and to roll-back to earlier versions of Web sites. Connection Server's robust content distribution capabilities allow users to move content to external sites and remote users, including business partners and employees who may be working either online or offline.

Optional modules include:

- *Stellent Report Parser:* Stellent Report Parser provides additional functionality to the Stellent Content Server with report parsing and loading capabilities. With Report Parser, business-critical information from the enterprise reporting applications can easily be made available in one centralized, secured, easy-to-use source. It allows customers to intelligently read reports from disparate expert reporting systems, and then manages the distribution of these reports through Content Server in PDF, XML, text or HTML format.
- *Stellent Legacy:* Stellent Legacy automatically scans and converts an organization's paper-based legacy data and content into Web-ready files. Stellent Legacy uses both Adobe Acrobat Capture and Kofax Ascent Capture scanning technology to provide users with a single, compact, fully searchable file that exactly replicates the original paper version.
- *Stellent Desktop:* Stellent Desktop combines two powerful technologies to directly link Stellent Content Server and enterprise authoring applications. Stellent Desktop allows direct contribution from ODMA-compliant applications, such as Word, WordPerfect, Excel, and PowerPoint as well as drag

and drop capabilities for non-ODMA or non-WebDAV compliant applications. Our integration with Microsoft Outlook also allows direct contribution from Microsoft Outlook, including email messages as well as attachments, and it allows users to attach content pulled directly from the Stellent Content Server.

- *Stellent Audio/Video Indexer:* Stellent Audio Video Indexer provides additional functionality to the Stellent Content Server, allowing for more robust searching and retrieval of audio and video files. Stellent Audio Video Indexer allows for the indexing of the audio portions of the following audio and video file types: .mpg, .avi, .asf, .wmv. The voice recognition results and file property information are formatted in XML, allowing the end user the ability to perform a full text search and find the timestamp associated with the keyword. Stellent Audio/Video Indexer also provides thumbnail images of the video on the search results screen.

- *Stellent Compression:* Stellent Compression provides the ability to check-in large image files and automatically convert them to a compressed MrSID format or the ability to check-in pre-processed MrSID files. The MrSID representation will be visible as a thumbnail and will provide consumers a lightweight Web-viewable image with panning and zooming controls.

- *Stellent InterCAD:* Stellent InterCAD provides the ability to check-in an AutoCAD (.dwg) file and automatically convert it to a Web-viewable format (.dwf). This Web-viewable format can be viewed in a browser with browser plug-in.

- *Stellent Tiff Conversion:* Stellent Tiff Conversion converts TIFF images to a PDF format. Upon check-in of single or multi-page TIFF files, Tiff Conversion will convert single TIFF images to a single PDF file, or convert the multi-page TIFF file to a multi-page PDF file.

- *Stellent PDF Interchange:* Stellent PDF Interchange provides the ability to deliver a PDF file to a consumer in an HTML format. This capability is ideal for extranet environments where the consumers may not have the Acrobat Reader plug-in installed on their system.

- *Stellent PDF Watermark:* Stellent PDF Watermark is used by contributors to specify various security attributes that will be applied to a published PDF file, including the ability to overlay or underlay a watermark, disable printing, disable text selection, and disable note creation. An example of a watermark may be the overlaying of the word "CONFIDENTIAL" on a secure file within the Stellent repository.

- *Stellent PDF Merge:* Stellent PDF Merge is a Web-based content assembly solution used to assemble disparate content into one composite PDF document. The user may also apply a watermark, consecutively paginate the document, add a Table of Contents, insert metadata, and personalize the assembled document with delimited data files.

- *Stellent Enterprise Search:* Stellent Enterprise Search lets users search for content across multiple Stellent Content Servers.

- *Stellent Site Builder:* Stellent Site Builder facilitates the use of client software by a Webmaster to design, publish, and maintain Web sites. Site Builder defines the site hierarchy, the mapping between the Web site and source content, the published format (HTML, XML, ASP, JSP, etc.) and the look and feel of the Web site.

- *Stellent Content Tracker:* Stellent Content Tracker delivers both static and dynamic reports allowing administrators the ability to analyze Web site traffic, perform clickstream analysis, and track users within Stellent Content Server. Using key metrics to evaluate Web site effectiveness and to examine granular areas of a site, Content Tracker highlights areas of improvement to keep customers, partners, and employees coming back to the site.

- *Stellent Foremost Records Management Integration:* Stellent ForeMost Records Management Integration enables a link between Stellent Content Server and TrueArc's Foremost Enterprise Electronic Record Keeping System that allows content within Stellent Content Server to be treated as a record in

ForeMost. Records within ForeMost contain retention schedules and disposition rules that clearly control and define the lifecycle of the record or content.

- *Stellent Web Based Training:* Stellent Web Based Training simulates Stellent Content Server to teach users how to contribute and consume content, allowing them to experiment with Stellent without risk. Main topics of Stellent Web Based Training include accessing Stellent, finding content, viewing content, managing resources, and managing content.

**Component Software**

Our Outside In Technology provides application developers, device manufacturers and service providers with the ability to view and convert more than 225 file formats without using native applications. These technologies and applications support multiple operating systems and international environments. Outside In enables access to documents in applications for diverse markets such as content management, search and retrieval, mobile and wireless, messaging, collaboration and publishing. From applications on desktop and handheld device platforms to Web and wireless servers in high-throughput 7x24 environments, over 350 OEMs, including leading ISVs, device manufacturers, and service providers license Outside In for critical information access functionality.

Outside In conversion technologies are designed to perform automatic conversions of popular business documents for Web or mobile device access, or for further processing or storage of a document as XML. The Outside In conversion technologies include:

- *Outside In Wireless Export:* Outside In Wireless Export enables application developers and wireless service providers to offer their users access to information stored in business documents via smart phones, handheld devices, WAB-enabled devices and wireless device browsers. Outside In Wireless export automatically converts content to formats supported by wireless devices, such as WML, cHTML/iMode, HDML, XHTML, AvantGo HTML, and ASCII text.

- *Outside In HTML Export:* Outside In HTML Export automatically converts word processing, spreadsheet, presentation, archive, drawing, and bitmap files into high-quality HTML, GIF, JPEG, and PNG. Outside In HTML Export's template-driven architecture supports customization of the resulting HTML to the look-and-feel of the overall environment, taking advantage of the browser's capabilities. Outside In HTML Export offers application developers a straightforward way to provide browser-based Web access to business documents.

- *Outside In XML Export:* Outside In XML Export automatically converts more than 225 file formats to XML and tags all content, properties, and structural information of the original document. Outside In XML Export is designed for applications seeking to normalize document information to XML or to obtain access to all content, formatting, and structure information in a document.

- *Outside In Content Access:* Outside In Content Access extracts text and document properties from more than 225 file formats and automatically translates the text to a character set defined by the developer. This process enables developers to extract document content from formatting for applications such as indexing and search technologies and unified communications.

- *Outside In Wireless Document Server:* Outside In Wireless Document Server offers wireless integrators and email application providers on-demand conversion of more than 225 file types for high fidelity viewing of documents and email attachments on wireless devices. As a server-based solution, Outside In Wireless Document Server is wireless device independent, scalable, and robust.

- *Transit:* Transit provides the fastest and most cost-effective way to create and maintain Web sites. Once users have identified their source documents (in a file system), Transit publishes the document to the Web in a HTML or XML format. When source content changes, users can update the site easily and thereby ensure that it's well maintained, up-to-date, and has reliable links.

Outside In viewing technologies and applications offer developers file viewing, printing, and data access capabilities with the highest fidelity, for the broadest number of file types across multiple operating systems. These technologies include:

- *Outside In Viewer Technology for Desktop Environments:* The Outside In Viewer Technology is the only solution that brings software developers the ability to open, view and print legacy and current file formats with high fidelity on multiple platforms, in multiple languages without the native applications. The Outside In Viewer Technology provides the application developer with a consistent interface for viewing across Windows, UNIX, and Linux platforms.
- *Outside In Viewer Technology for Mobile Devices:* Outside In Viewer Technology enables mobile and wireless device manufacturers and application developers to provide their users high-fidelity views of critical business documents on Windows CE, Symbian, Tao/Elate, or Embedded Linux devices, regardless of the applications available on the device. With this viewing functionality, device users can easily and quickly access information delivered as email attachments, found on the Internet, or downloaded from corporate information sources. Outside In Viewer Technology supports views of more than 70 file formats. It is offered as an SDK or as a standalone application on Windows CE under the Quick View Plus for Windows CE name.

#### Shrink-wrap Software

Shrink-wrap software includes:

- *Quick View Plus:* Our Quick View Plus provides leading organizations with access to information from virtually any business document in more than 225 Windows, UNIX, Macintosh, DOS and Internet file formats. With a simple mouse click on the desktop, in a browser or in an email application, Quick View Plus enables users to view the contents of a document, print or copy and paste the document view, and compress a file or add a file to an existing archive. With Quick View Plus' broad coverage of legacy and current business applications, users can work uninterrupted as they view and access the contents of files created in word processing, spreadsheet, presentation, graphics and compressed file formats from within their browser, email client, and desktop.
- *Transit:* Transit provides the fastest and most cost-effective way to create and maintain Web sites. Once users have identified their source documents (in a file system), Transit will publish the document to the Web in a HTML or XML format. When source content changes, users can update the site easily and thereby ensure that it's well maintained, up-to-date, and has reliable links.
- *Site Magic:* Site Magic is a streamlined version of Transit providing a wizard that guides the user through the source document selection, the publishing template selection, and the target site location. When source content changes, users can update the site easily and thereby ensure that it's well maintained, up-to-date, and has reliable links.

All of our Shrink-wrap software is licensed by distributors who have exclusive rights to these products.

### CONSULTING SERVICES

Our consulting services professionals employ a combination of applied software analysis, installation, configuration, development and integration skills with experience-based project methodology and management knowledge to facilitate the rollout of content management solutions at all levels of a customer's organization. Available on a worldwide basis, we act as a business partner to our customers by providing a broad spectrum of services including:

- Technical needs analysis, e.g. software, security and metadata analysis
- Solutions development and deployment strategies
- Software installation and configuration
- Custom application development

- Third party product integration
- Project management
- Knowledge transfer

These services are sold in conjunction with our software products and are offered for fees, the amount of which depends on the nature and scope of the project. We are currently focusing on expanding our consulting services offerings in response to customer requests for on-going content management solution guidance and support.

## PRODUCT SUPPORT

We offer a system of product support programs that allow customers to select the offering(s) that best satisfies their Stellent maintenance and support requirements. From the initial installation and configuration of Stellent to the point of application deployment, our product support resources strive to provide exceptional customer service through quick response time, effective trouble-shooting and the delivery of complete and comprehensive technical solutions. Customers may access product support resources on a worldwide basis for assistance during the customer's normal business hours. Additional support offerings are available which supplement the customer's product support requirements.

Product support offerings are renewable on an annual basis and are priced as a percentage of the product license fees.

## PRODUCT TRAINING

A system of basic and advanced product training classes is available for Stellent Content Management System customers. Both technical and end user training classes are provided, each of which may be presented at designated worldwide training facilities or at a customer's site. Pricing varies based on class duration and location.

## SALES AND MARKETING

We market and sell our products using a combination of direct and indirect distribution channels primarily in North America and Europe. Our primary distribution channel is our direct sales force, which targets mid- and large-size organizations. Our sales approach typically includes technical systems evaluation performed by our pre-sales personnel, followed by demonstrations of our products' capabilities and direct negotiations with our sales staff. In addition, we have an internal telemarketing operation that is responsible for customer prospecting, lead generation and follow-up. These activities identify and develop leads for further sales efforts by our direct sales force. As of March 31, 2002, we had a worldwide total of 140 direct and indirect sales and sales support personnel and 30 marketing personnel, which includes business development and alliances.

We also use indirect sales channels to increase the distribution and visibility of our products through strategic alliances with resellers, OEMs, key systems integrators and other channel partners in both domestic and international markets.

We currently have operations or collaborations in Australia, France, Germany, Japan, Korea, the Netherlands, the United Kingdom and the United States. Localized versions of our software were introduced in European and Asian markets in fiscal year 2002. We intend to further expand our global sales and marketing capabilities by increasing the size of our direct sales and marketing organizations in Europe and in Asia Pacific and by continuing to develop our indirect partner relationships. Our ability to achieve significant revenue growth in the future will depend in large part on how successfully we recruit, train and retain sufficient direct and indirect sales and support personnel, and how well we continue to establish and maintain relationships with our strategic partners, resellers, OEMs, key systems integrators and other channel partners.

We use a variety of marketing programs to build market awareness of our brand name and of our products, as well as to attract potential customers to our products. A broad mix of programs is used to accomplish these goals, including market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, trade shows, speaking engagements, Web site marketing and joint marketing programs. Our marketing organization produces marketing materials in support of sales to prospective customers that include brochures, data sheets, white papers, presentations and demonstrations.

## RESEARCH AND DEVELOPMENT

We have made substantial investments in research and development through both internal development and technology acquisitions. Our research and development expenditures for fiscal 2000, 2001 and 2002, were approximately $2.9 million, $9.8 million and $17.6 million, respectively. Research and development expenses represented 13%, 15% and 20%, respectively, of total revenue in those years. We expect that we will continue to commit significant resources to research and development in the future. In fiscal year 2002, we capitalized $1.3 million in software development costs, related primarily to a J2E based server project to build and deliver pages for high consumption web sites, which was included as part of our version 6.0 Stellent Content Server released in March 2002, and for translation of certain of our products into various languages. Additionally, we capitalized software costs of approximately $0.7 million acquired through a third party. See note 3 of the financial statements in Item 14. (a) 1. As of March 31, 2002 we had 115 employees engaged in research and development activities.

In order to continue to provide product leadership in the Web content management market, we intend to make major product releases each year. The success of new introductions is dependent on several factors, including timely completion and market introduction, differentiation of new products and enhancements from those of our competitors and market acceptance of new products and enhancements.

The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, evolving industry standards and rapidly changing customer requirements. The introduction of products incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. Our future success will depend in part on our ability to anticipate changes, enhance our current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. We may not be successful in developing and marketing new products and enhancements that respond to competitive and technological developments and changing customer needs.

## ACQUISITIONS

In September 1999, we acquired InfoAccess, a Web-based software company, in a transaction accounted for using the pooling-of-interests method. This further enhanced our conversion of various file types to Web formats, including XML and HTML, and our ability to publish business data to the Web. Accordingly, our financial information includes the results of operations of InfoAccess for all periods presented.

In July 2000, we acquired the Information Exchange Division (now referred to as Stellent Software Components Division or "SCD") of eBT International, Inc. (formerly Inso Corporation). SCD is the market leader in mobile and wireless device viewing technologies and applications and Web conversion. SCD's products provide conversion of over 225 different file types to Web formats including XML, HTML or Wireless Markup Language (WML). Additionally, SCD provides viewing technology for the Windows CE and Symbian operating systems that allows users of applicable mobile and wireless devices to readily view files from desktop applications. The total cost of the acquisition, including transaction costs, was approximately $55.3 million. The acquisition was accounted for as a purchase business combination. Accordingly, the net fair value of tangible and intangible assets acquired and liabilities assumed were recorded at their estimated fair values at the effective date of the acquisition and the results of operations of SCD are included with those of the Company for the periods subsequent to the date of the acquisition.

In July 2001, we acquired select assets of RESoft, a leading provider of end-to-end content management solutions for the real estate and legal industries, for 200,000 shares of our common stock. The acquisition was valued at approximately $5.6 million, including acquisition costs. This acquisition has been accounted for under the purchase method of accounting, and approximately $4.6 million of the purchase price was allocated to goodwill, $0.5 million to intangible assets and $0.5 million to fixed assets.

## COMPETITION

The market for Web business content management solutions is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our primary source of competition is from Web content management products offered by companies such as divine, inc., Documentum, Inc., FileNET Corporation, Interwoven, Inc., Microsoft Corporation and Vignette Corporation. We also compete with current or potential customers who may develop solutions internally.

Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and access to larger customer bases than we have. Such competitors may be able to undertake more extensive promotional activities and offer more attractive terms to purchasers than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Competition in our market could materially and adversely affect our ability to obtain revenues from software license fees from new or existing customers on terms favorable to us. Further, competitive pressures may require us to reduce the price of our software. In either case, we cannot be sure that we will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on our business, operating results and financial condition.

## PROPRIETARY RIGHTS AND LICENSING

We rely on a combination of copyright, trade secret, trademark, confidentiality procedures and contractual provisions to protect our proprietary rights. United States and international copyright laws provide limited protections for our software, documentation and other written materials. We license our products in object code format for limited use by customers. We treat the source code for our products as a trade secret and we require all employees and third-parties who need access to the source code to sign non-disclosure agreements.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software exists, software piracy can be expected to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. However, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. Our efforts to protect our proprietary rights may not be adequate or our competitors may independently develop similar technology. Our failure to meaningfully protect our property could have a material adverse effect on our business, operating results and financial condition.

We have not received notice of any claims of infringement by us, except with respect to our Xpedio mark. With our adoption of the Stellent mark replacing the Xpedio mark this matter has been resolved. We cannot be sure that third parties will not make additional claims of infringement with respect to our current or future products. We expect that developers of Web content management products will increasingly be subject to infringement claims as the number of products and competitors in our market grows and as the functionality of products in different segments of the software industry increasingly overlaps. Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A successful claim of product infringement against us and our failure or inability to license the infringed technology or develop or license technology with comparable functionality could have a material adverse effect on our business, operating results and financial condition.

## EMPLOYEES

As of March 31, 2002, we had 446 employees. Our future success will depend in part on our ability to attract, retain, integrate and motivate highly qualified sales, technical and management personnel, for whom competition is intense. From time to time we also employ independent contractors to support our services, product development, sales and marketing departments. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

## Item 2. *Properties*

In July 2000, we began a five-year lease of approximately 32,000 square feet in Eden Prairie, Minnesota, which is our corporate headquarters facilities. We are currently sub-letting approximately 18,000 square feet of our former headquarters pursuant to a lease expiring in July 2005.

Additionally, we lease approximately 8,000 square feet of office space in Boston, Massachusetts with lease terms expiring June 2001 through September 2006; approximately 17,000 square feet of space in downtown Chicago, Illinois with a lease term expiring September 2006; approximately 6,000 square feet of office space in Scottsdale, Arizona expiring in February 2004; approximately 5,000 square feet of space in New York, New York with a lease term expiring in January 2007; approximately 12,000 square feet in Redmond, Washington with a lease term expiring in December 2007; approximately 7,000 square feet in Minnetonka, Minnesota with a lease term expiring in July 2004, and approximately 9,000 square feet in London, United Kingdom with a lease term expiring in May 2016. Management believes that our facilities are suitable and adequate for current office requirements.

## Item 3. *Legal Proceedings*

We are currently not a party to any material legal proceeding.

## Item 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted to a vote of our security holders during the fourth quarter of the fiscal year ended March 31, 2002.

## Item 4a. *Executive Officers of the Registrant*

*(a) Executive Officers of the Registrant*

The Executive Officers of our company are:

| Name | Age | Position |
|---|---|---|
| Robert F. Olson | 46 | Chairman of the Board |
| Vernon J. Hanzlik | 44 | President and Chief Executive Officer |
| Gregg A. Waldon | 41 | Chief Financial Officer, Secretary, and Treasurer |
| Daniel P. Ryan | 43 | Sr. Vice President of Marketing/Business Development |
| Mitchell F. Berg | 42 | Vice President of Operations |
| Katherine W. Bloomfield | 50 | Vice President of Technical Operations |
| Frank A. Radichel | 52 | Vice President of Research & Development |
| Michael S. Rudy | 55 | Vice President of Alliances and Services |

Robert F. Olson founded our business and has served as our Chairman of the Board and our predecessor company since 1990. He also served as our Chief Executive Officer and Chairman of the Board from October 2000 to July 2001, and as our President, Chief Executive Officer and Chairman of the Board from 1990 to October 2000. From 1987 to 1990, he served as the General Manager of the Greatway Communications Division of Anderberg-Lund Printing Company, an electronic publishing sales and service organization. Prior to that time, Mr. Olson held management and marketing positions in several electronic publishing service organizations.

Vernon J. Hanzlik has served as our Chief Executive Officer since July 2001, as our President since October 2000, as Vice President of Sales from October 1999 to September 2000, as Vice President of Strategic Development from April 1999 to October 1999 and as Vice President, Product Marketing from June 1996 to April 1999. Prior to that time, Mr. Hanzlik held marketing and application consulting positions with Lee Data Corporation, a computer hardware manufacturer.

Gregg A. Waldon has served as our Chief Financial Officer, Treasurer and Secretary since April 1999. He has also served as a director from April 1999 to August 2001. From 1992 to April 1999, he held various financial management positions with GalaGen Inc., a publicly traded biopharmaceutical and nutritional ingredients company, where he served as Chief Financial Officer since November 1994 and other positions since April 1992. Prior to that time, Mr. Waldon was employed by PricewaterhouseCoopers LLP.

Daniel P. Ryan has served as our Senior Vice President of Marketing and Business Development since April 2002. He has also served as our Senior Vice President of Corporate and Business Development from November 2001 to April 2002. From April 1999 to November of 2001, he served as Vice President of Marketing and business development. From September 1997 to April 1999, he served as Vice President of Marketing for Foglight Software, Inc., a developer of enterprise performance management solutions. Prior to that time, Mr. Ryan served as Director of Marketing for Compact Devices, Inc.

Mitchell F. Berg has served as our Vice President of Operations since April 2001. From July 1998 to March 2001, he was a partner and held various management positions with Asian Foods Inc., a privately held food service company where he served as President of the St. Paul Operations since August 1999. From June 1997 to July 1998, Mr. Berg independently sold commercial investment real estate. From 1989 to May 1997, he served as an Investment Real Estate Sales Consultant for Welsh Companies, Inc. From 1984 to 1989, Mr. Berg held various Human Resource management positions at Carlson Companies, Inc.

Katherine W. Bloomfield has served as our Vice President of Technical Operations since April 2001. She has also served as Vice President of Operations within the Consulting Services Department from December 2000 to March 2001. From November 1998 to November 2000, she served as Vice President of Consulting Services. From June 1997 to October 1998, she was a consultant with PricewaterhouseCoopers LLP. Prior to that time, Ms. Bloomfield served as Director of Professional Services for Apertus Technologies Incorporated.

Frank A. Radichel has served as our Vice President of Research and Development since March 1995. Prior to that, Mr. Radichel served as CALS Project Leader and Technical Architect for Alliant TechSystems, Inc.

Michael S. Rudy has served as our Vice President of Alliances and Services since April 2002 and was our Vice President of Technology Alliances since January 2001. From 1999 to 2000, Mr. Rudy was President and CEO of Hypertree Corporation, a software startup providing web infrastructure for building corporate portals. Prior to that time, Mr. Rudy was employed by Workgroup Technology from 1994-1999 in various sales and management positions, and by ELDEC from 1983-1994 in various information services positions.

Officers of our company are chosen by and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or officers of our company.

## PART II

### Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock, par value $0.01 per share, is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol STEL. At June 21, 2002, our common stock was held by approximately 5,927 shareholders consisting of 147 record holders and an estimated 5,686 shareholders whose stock was held in the name of a bank, broker or other nominee. On June 21, 2002, the closing sale price of a share of our common stock was $4.22.

The high and low sale prices per share of our common stock for the four quarters during the fiscal years ended March 31, 2001 and 2002 were as follows:

| | High | Low |
|---|---|---|
| **Fiscal year ended March 31, 2001:** | | |
| First Quarter | 46.13 | 15.75 |
| Second Quarter | 50.50 | 32.00 |
| Third Quarter | 64.00 | 35.88 |
| Fourth Quarter | 50.88 | 16.63 |
| **Fiscal year ended March 31, 2002:** | | |
| First Quarter | 42.90 | 14.75 |
| Second Quarter | 38.02 | 13.33 |
| Third Quarter | 31.65 | 13.24 |
| Fourth Quarter | 34.72 | 9.51 |

We have never paid cash dividends on the common stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future.

#### Equity Compensation Plan Information

The information required by Item 201 (d) of Regulation S-K is incorporated by reference into Item 12 of this Annual Report on Form 10-K.

#### Recent Sales of Unregistered Securities

During the year ended March 31, 2002, we have issued the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). All such sales were made in reliance upon the exemptions from registration provided under Sections 3(b) and 4(2) of the Securities Act.

None.

## Item 6. *Selected Financial Data*

The Selected Consolidated Financial Data (in thousands except per share data) presented below as of and for each of the fiscal years in the five year period ended March 31, 2002 have been derived from our Consolidated Financial Statements. The Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes.

| | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | 2002 |
| | (In thousands except per share data) | | | | |
| **Consolidated Statement of Operations Data:** | | | | | |
| Revenues: | | | | | |
| Product licenses | $ 4,501 | $ 9,303 | $ 17,480 | $ 53,853 | $ 66,908 |
| Services | 1,233 | 2,099 | 4,880 | 12,868 | 21,432 |
| Hardware integration and support | 16,477 | 5,629 | — | — | — |
| Total revenues | 22,211 | 17,031 | 22,360 | 66,721 | 88,340 |
| Cost of revenues: | | | | | |
| Product licenses | 482 | 811 | 1,708 | 3,899 | 5,005 |
| Services | 797 | 1,229 | 2,400 | 7,190 | 13,392 |
| Hardware integration and support | 12,883 | 4,601 | — | — | — |
| Total cost of revenues | 14,162 | 6,641 | 4,108 | 11,089 | 18,397 |
| Gross profit | 8,049 | 10,390 | 18,252 | 55,632 | 69,943 |
| Operating expenses: | | | | | |
| Sales and marketing | 4,506 | 5,742 | 10,076 | 29,448 | 46,672 |
| General and administrative | 3,100 | 3,577 | 3,853 | 9,016 | 11,884 |
| Research and development | 2,196 | 2,214 | 2,878 | 9,756 | 17,601 |
| Acquisition costs | — | — | 1,972 | 775 | 237 |
| Amortization of intangible assets | — | — | 460 | 10,508 | 13,880 |
| Acquired in-process research and development | — | — | — | 10,400 | — |
| Total operating expenses | 9,802 | 11,533 | 19,239 | 69,903 | 90,274 |
| Loss from operations | (1,753) | (1,143) | (987) | (14,271) | (20,331) |
| Other income (expense): | | | | | |
| Gain on sale of hardware integration unit | — | 517 | — | — | — |
| Interest income (expense) net | (334) | (212) | 1,466 | 7,000 | 3,755 |
| Investment Impairment | — | — | — | (400) | (5,722) |
| Income (loss) from continuing operations | (2,087) | (838) | 479 | (7,671) | (22,298) |
| Loss on discontinued operations | (2,576) | (521) | — | — | — |
| Net income (loss) | (4,663) | (1,359) | 479 | (7,671) | (22,298) |
| Preferred stock dividends and accretion | (1,665) | (718) | — | — | — |
| Income (loss) attributable to common shareholders | $(6,328) | $(2,077) | $ 479 | $ (7,671) | $(22,298) |

| | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | 2002 |
| | (In thousands except per share data) | | | | |
| Earnings (loss) per share — basic and diluted: | | | | | |
| Income (loss) from continuing operations | $ (0.22) | $ (0.08) | $ 0.03 | $ (0.36) | $ (1.00) |
| Net income (loss) | $ (0.50) | $ (0.12) | $ 0.03 | $ (0.36) | $ (1.00) |
| Income (loss) attributable to common shareholders | $ (0.67) | $ (0.19) | $ 0.03 | $ (0.36) | $ (1.00) |
| Weighted average common shares — basic | 9,422 | 11,151 | 16,462 | 21,472 | 22,286 |
| Weighted average common shares — diluted | 9,422 | 11,151 | 18,057 | 21,472 | 22,286 |

| | As of March 31, | | | | |
|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | 2002 |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash and equivalents | $ 1,162 | $ 2,177 | $ 8,859 | $ 14,651 | $ 15,493 |
| Marketable Securities | — | — | 124,883 | 91,859 | 80,665 |
| Working capital (deficit) | 232 | 3,713 | 137,112 | 109,279 | 102,850 |

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Overview

We develop, market, and service content management software with the primary focus of helping organizations derive maximum value from their content that exists in the normal course of business such as Microsoft Office documents, Web pages, images, graphics, multimedia, CAD, and other files. Customers deploy Stellent Content Management System to help them leverage this enterprise content while streamlining the process of obtaining or accessing content from content creators and delivering it to content consumers —employees, partners, and customers — so that informed, timely decisions can be made. In order to accomplish this mission, Stellent Content Management System fits seamlessly into existing business processes as well as into the IT infrastructure. Stellent Content Management System can be deployed to satisfy immediate needs at a line of business or departmental level as well as strategic needs at an enterprise level. Our customers are primarily located throughout the United States and Europe. We are responsible for developing our current business which was founded in 1990. In July 1996, we merged with and into a publicly traded corporation, which was organized under Minnesota law in November 1989. In September 1999, we acquired InfoAccess, Inc. in a transaction accounted for as a pooling-of-interests. In July 2000, we acquired the Information Exchange Division of eBT International, Inc. (formerly Inso Corporation) in a transaction accounted for as a purchase. In July 2001, we acquired select assets of RESoft, a leading provider of end-to-end content management solutions for the real estate and legal industries. This acquisition has been accounted for under the purchase method of accounting. On August 29, 2001, we changed our name to Stellent, Inc.

### Critical Accounting Policies and Judgments

*Revenue Recognition*

We currently derive all of our revenue from licenses of software products and related services. We recognize revenue in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition,* as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,* and Securities and Exchange Commission Staff Accounting Bulletin 101, *Revenue Recognition in Financial Statements.*

Product license revenue is recognized under SOP 97-2 when (i) persuasive evidence of an arrangement exists, for example, a signed agreement or purchase order, (ii) delivery has occurred, as evidenced by shipping documents and customer acceptance, (iii) the fee is fixed or determinable and payable within twelve months,

(iv) collectibility is probable and supported by credit checks or past payment history, and the arrangement does not require services that are essential to the functionality of the software. Services revenue consists of fees from consulting and post-contract customer support. Consulting services include needs assessment, software integration, security analysis, application development and training. We bill consulting fees either on a time and materials basis or on a fixed-price schedule. Our customers typically purchase post-contract customer support agreements annually, and our prices of post-contract customer support agreements are based on a percentage of the product license fee. Customers purchasing post-contract customer support agreements receive product upgrades, Web-based technical support and telephone hot-line support. We recognize revenue from maintenance agreements ratably over the term of the agreement, typically one year.

*Expenses*

Cost of revenues consists of technology royalties, costs to manufacture, package and distribute our products and related documentation, as well as personnel and other expenses related to providing services. Sales and marketing expenses consist primarily of employee salaries, commissions, and costs associated with marketing programs such as advertising, public relations and trade shows. Research and development expenses consist primarily of salaries and related costs associated with the development of new products, the enhancement of existing products and the performance of quality assurance and documentation activities. General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, financial, human resources, information services and other administrative personnel, as well as legal, accounting, insurance costs and provisions for doubtful accounts.

*Software Development Cost*

Software development costs may be capitalized once the technological feasibility of the project is established. The amount of software development costs that may be capitalized is subject to limitations based on the net realizable value of the potential product. Typically the period between achieving technological feasibility of our products and the general availability of the products has been short. Consequently, prior to fiscal year 2002, software development costs qualifying for capitalization were immaterial and were generally expensed to research and development costs.

*Other*

Since our inception through March 31, 2002, we have incurred substantial costs to develop and acquire our technology and products, to recruit and train personnel for our sales and marketing, research and development and services departments, and to establish an administrative organization. As a result, we had an accumulated deficit of $42.5 million at March 31, 2002.

Beginning in 2002, we have implemented several cost cutting measures, including a reduction in work force of approximately 17% since our December 2001 quarter. These cost controlling and reducing measures are in response to the current economic slowdown both in the United States and internationally and were primarily in the research and development, marketing and general and administrative areas. However, we are continuing to invest in the sales area in order to expand our customer base and anticipate that, with evidence of a sustained recovery of the United States and international economies, we would continue to invest further across all areas of our company. Because of this, we anticipate that the percentage of expenses as compared to total revenues represented by sales and marketing expenses, research and development expenses and general and administrative expenses will fluctuate from period to period depending primarily on when we hire new personnel, the timing of certain sales and marketing programs, the research programs that we put in place and the potential expansion of operations. In addition, our limited operating history makes it difficult for us to predict future operating results. We cannot be certain that we will sustain revenue growth.

## RESULTS OF OPERATIONS — THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

### Revenues

Total revenues decreased by $8.1 million, or 37%, to $14.0 million for the three months ended March 31, 2002 from $22.1 million for the three months ended March 31, 2001. The decrease in revenues was attributable to unanticipated delays in information technology spending decisions by customers and difficult economic conditions.

*Product Licenses.* Revenues for product licenses decreased by $9.5 million, or 53%, to $8.3 million for the three months ended March 31, 2002 from $17.8 million for the three months ended March 31, 2001. The decrease in revenues was attributable to unanticipated delays in information technology spending decisions by customers and difficult economic conditions.

*Services.* Revenues for services, consisting of consulting services, training and post-contract customer support, increased by $1.4 million, or 31%, to $5.7 million for the three months ended March 31, 2002 from $4.3 million for the three months ended March 31, 2001. Expressed as a percentage of total service revenue, consulting services and training revenues were approximately 37% and post-contract customer support was 63% in the March 31, 2002 quarter, respectively, and 49% and 51% in the March 31, 2001 quarter, respectively. The increase in revenues for services was primarily attributable to post-contract customer support from a larger installed base of products.

### Cost of Revenues and Gross Profit

Total cost of revenues increased by $1.1 million, or 28%, to $4.9 million for the three months ended March 31, 2002 from $3.8 million for the three months ended March 31, 2001. Total cost of revenues as a percentage of total revenues was 35% for the three months ended March 31, 2002 compared to 17% for the three months ended March 31, 2001. Gross profit decreased by $9.2 million, or 50%, to $9.1 million for the three months ended March 31, 2002 from $18.3 million for the three months ended March 31, 2001. Total gross profit as a percentage of total revenues was 65% for the three months ended March 31, 2002 compared to 83% for the three months ended March 31, 2001. The decrease in gross profit dollars was primarily due to decreased revenues for product licenses.

*Product Licenses.* Cost of revenues for product licenses increased by $0.2 million, or 20%, to $1.5 million for the three months ended March 31, 2002 from $1.3 million for the three months ended March 31, 2001. Gross profit as a percentage of revenues for product licenses was 82% for the three months ended March 31, 2002 compared to 93% for the three months ended March 31, 2001. The decrease is due primarily to us having approximately $0.4 million of fixed costs per quarter against a lower base of revenues and a change in product mix with us licensing more products with variable royalty costs associated with them in the March 31, 2002 quarter than we licensed in the March 31, 2001 quarter.

*Services.* Cost of revenues, consisting of primarily personnel for consulting services, training and post-contract customer support, increased by $0.9 million, or 32%, to $3.4 million for the three months ended March 31, 2002 from $2.5 million for the three months ended March 31, 2001. Expressed as a percentage of total services costs, consulting services and training costs were approximately 72% and post-contract customer support 28% in the March 31, 2002 quarter, respectively, and 76% and 24% in the March 31, 2001 quarter, respectively. Gross profit as a percentage of revenues for services was 41% for the three months ended March 31, 2002 and 2001.

### Operating Expenses

*Sales and Marketing.* Sales and marketing expenses increased by $0.9 million, or 9%, to $11.0 million for the three months ended March 31, 2002 from $10.1 million for the three months ended March 31, 2001. Sales and marketing expenses as a percentage of total revenues were 78% for the three months ended March 31, 2002 compared to 46% for the three months ended March 31, 2001. The increase in sales and marketing expense was primarily due to increased staffing and marketing expenses for advertising, public relations and trade shows.

*General and Administrative.* General and administrative expenses increased by $1.7 million, or 63% to $4.4 million for the three months ended March 31, 2002 from $2.7 million for the three months ended March 31, 2001. General and administrative expenses as a percentage of total revenues were 31% for the three months ended March 31, 2002 compared to 12% for the three months ended March 31, 2001. General and administrative expenses increased due primarily to an increase in the provision for doubtful accounts of approximately $1.5 million.

*Research and Development.* Research and development expenses increased by $1.3 million, or 42%, to $4.6 million for the three months ended March 31, 2002 from $3.3 million for the three months ended March 31, 2001. Research and development expenses as a percentage of total revenues were 33% for the three months ended March 31, 2002 compared to 15% for the three months ended March 31, 2001. The increase in research and development expenses was primarily due to increased staffing and related costs of $0.8 million and purchased services of $0.5 million, which were needed to improve current products as well as develop and integrate new products and technologies.

### Other Income (Expense)

Interest income was $0.8 million for the three months ended March 31, 2002 compared to $1.5 million for the three months ended March 31, 2001. Interest income is primarily related to marketable securities purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000. The decrease in net interest income was primarily due to decreases in the interest rates earned by invested funds resulting from decreases in market interest rates, which have declined over 50%.

## RESULTS OF OPERATIONS — FISCAL YEAR ENDED MARCH 31, 2002 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2001

### Revenues

Total revenues increased by $21.6 million, or 32%, to $88.3 million for the year ended March 31, 2002 from $66.7 million for the year ended March 31, 2001. The increase in revenues was primarily attributable to the growth in of our customer base and the increase in customers as a result of our acquisition of SCD, increased sales to existing customers and increased sales of our Stellent Content Management System.

*Product Licenses.* Revenues for product licenses increased by $13.0 million, or 24%, to $66.9 million for the year ended March 31, 2002 from $53.9 million for the year ended March 31, 2001. The increase in revenues was primarily attributable to growth in our customer base and the increase in customers as a result of our acquisition of SCD, increased sales to existing customers and increased sales of our Stellent Content Management System, which typically has a higher sales price than our other products.

*Services.* Revenues for services, consisting of consulting services, training and post-contract customer support, increased by $8.6 million, or 67%, to $21.4 million for the year ended March 31, 2002 from $12.9 million for the year ended March 31, 2001. Expressed as a percentage of total service revenue, consulting services and training revenues were approximately 45% and post-contract customer support was 55% in the year ended March 31, 2002, respectively, and 49% and 51% in the year ended March 31, 2001. The increase in revenues for services was primarily attributable to a larger installed base of products.

### Cost of Revenues and Gross Profit

Total cost of revenues increased by $7.3 million, or 66%, to $18.4 million for the year ended March 31, 2002 from $11.1 million for the year ended March 31, 2001. Total cost of revenues as a percentage of total revenues was 21% for the year ended March 31, 2002 compared to 17% for the year ended March 31, 2001. Gross profit increased by $14.3 million, or 26%, to $69.9 million for the year ended March 31, 2002 from $55.6 million for the year ended March 31, 2001. Total gross profit as a percentage of total revenues was 79% for the year ended March 31, 2002 compared to 83% for the year ended March 31, 2001. The increase in gross profit dollars was primarily attributable to the increase in product license revenues while the decrease in gross profit percentage was primarily due to lower gross profits on services.

*Product Licenses.* Cost of revenues for product licenses increased by $1.1 million or 28%, to $5.0 million for the year ended March 31, 2002 from $3.9 million for the year ended March 31, 2001. Gross profit as a percentage of revenues for product licenses was 93% for the years ended March 31, 2002 and 2001.

*Services.* Cost of revenues, consisting of primarily personnel for consulting services, training and post-contract customer support, increased by $6.2 million, or 86%, to $13.4 million for the year ended March 31, 2002 from $7.2 million for the year ended March 31, 2001. Expressed as a percentage of total service cost, consulting services and training costs were approximately 75% and post-contract customer support 25% in the year ended March 31, 2002 and 73% and 27% in the year ended March 31, 2001, respectively. The gross profit as a percentage of revenues for services was 38% for the year ended March 31, 2002 compared to 44% for the year ended March 31, 2001. The decrease in the gross profit as a percentage of revenues for services was primarily due to increased employee headcount and other staffing costs for consulting services personnel associated with increased training for our partners for which we receive minimal revenue, and an increase in the amount of services work performed by our partners, which typically would have been performed by us and which led to under-utilization of certain of our employees in the September 2001 and December 2001 quarters.

### Operating Expenses

*Sales and Marketing.* Sales and marketing expenses increased by $17.2 million, or 58%, to $46.7 million for the year ended March 31, 2002 from $29.5 million for the year ended March 31, 2001. Sales and marketing expenses as a percentage of total revenues were 53% for the year ended March 31, 2002 compared to 44% for the year ended March 31, 2001. Sales and marketing expenses increased as a percentage of total revenues primarily due to the decrease in fourth quarter fiscal year 2002 revenues.

*General and Administrative.* General and administrative expenses increased by $2.9 million, or 32%, to $11.9 million for the year ended March 31, 2002 from $9.0 million for the year ended March 31, 2001. General and administrative expenses as a percentage of total revenues were 13% for the years ended March 31, 2002 and 2001. General and administrative expense dollars increased primarily due to increased personnel expenses of approximately $2.4 million, increased legal and other professional services of approximately $0.3 million, and an increase in the provision for doubtful accounts of approximately $0.2 million.

*Research and Development.* Research and development expenses increased by $7.8 million, or 80% to $17.6 million for the year ended March 31, 2002 from $9.8 million for the year ended March 31, 2001. Research and development expenses as a percentage of total revenues were 20% for the year ended March 31, 2002 and 15% for the year ended March 31, 2000. The increase in research and development expenses was primarily due to increased staffing and related costs of $6.3 million, purchased services of $0.7 million, and travel of $0.1 million.

*Acquisition Costs.* Acquisition and related amortization and in-process research and development costs of $14.1 million in the year ended March 31, 2002 and $21.7 million in the year ended March 31, 2001 consisted primarily of amortization of intangible assets acquired, write-off of acquired in-process research and development and other uncapitalizeable costs related to our acquisition of SCD in July 2000, accounted for as a purchase.

### Other Income (Expense)

Interest income was $3.8 million for the year ended March 31, 2002 compared to $7.0 million for the year ended March 31, 2001. Interest income for both years was primarily related to short-term investments purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000. Other expenses of $5.7 million for the year ended March 31, 2002 related to the permanent decline in the values of certain investments we made. The decrease in net interest income was primarily due to decreases in the interest rates earned by invested funds resulting from decreases in market interest rates, which have declined over 50%.

## RESULTS OF OPERATIONS — FISCAL YEAR ENDED MARCH 31, 2001 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

### Revenues

Total revenues increased by $44.3 million, or 198%, to $66.7 million for the year ended March 31, 2001 from $22.4 million for the year ended March 31, 2000. The increase in revenues was primarily attributable to the organic expansion of our customer base and the expansion of customers as a result of our acquisition of SCD, increased sales to existing customers and increased sales of our Stellent Content Management System, which began in September 1999 and typically has a higher sales price than our other products.

*Product Licenses.* Revenues for product licenses increased by $36.4 million, or 208%, to $53.9 million for the year ended March 31, 2001 from $17.5 million for the year ended March 31, 2000. The increase in revenues was primarily attributable to the organic expansion of our customer base and the expansion of customers as a result of our acquisition of SCD, increased sales to existing customers and increased sales of our Stellent Content Management System, which typically has a higher sales price than our other products.

*Services.* Revenues for services, consisting of consulting services, training and post-contract customer support, increased by $8.0 million, or 164%, to $12.9 million for the year ended March 31, 2001 from $4.9 million for the year ended March 31, 2000. Expressed as a percentage of total service revenue, consulting services and training revenues were approximately 49% and post-contract customer support 51% in the year ended March 31, 2001, and 48% and 52% in the year ended March 31, 2000. The increase in revenues for services was primarily attributable to a larger installed base of products, from which we generated more post-contract customer support revenue.

### Cost of Revenues and Gross Profit

Total cost of revenues increased by $7.0 million, or 170%, to $11.1 million for the year ended March 31, 2001 from $4.1 million for the year ended March 31, 2000. Total cost of revenues as a percentage of total revenues was 17% for the year ended March 31, 2001 compared to 18% for the year ended March 31, 2000. Gross profit increased by $37.3 million, or 205%, to $55.6 million for the year ended March 31, 2001 from $18.3 million for the year ended March 31, 2000. Total gross profit as a percentage of total revenues was 83% for the year ended March 31, 2001 compared to 82% for the year ended March 31, 2000. The increase in gross profit was primarily attributable to the increase in product license revenues and certain fixed royalty costs offset by increased service staffing.

*Product Licenses.* Cost of revenues for product licenses increased by $2.2 million or 128%, to $3.9 million for the year ended March 31, 2001 from $1.7 million for the year ended March 31, 2000. Gross profit as a percentage of revenues for product licenses was 93% for the year ended March 31, 2001 compared to 90% for the year ended March 31, 2000 the increase in gross margin percentage is due primarily to an increase in our OEM business, which typically has higher product margins, and to certain royalty amounts remaining constant while revenues are increased.

*Services.* Cost of revenues, consisting of primarily personnel for consulting services, training and post-contract customer support, increased by $4.8 million, or 200%, to $7.2 million for the year ended March 31, 2001 from $2.4 million for the year ended March 31, 2000. Expressed as a percentage of total service cost, consulting services and training costs were approximately 73% and post-contract customer support 27% in the years ended March 31, 2001 and 2000, respectively. Gross profit as a percentage of revenues for services was 44% for the year ended March 31, 2001 compared to 51% for the year ended March 31, 2000. The decrease in the gross profit as a percentage of revenues for services was primarily due to increased staffing.

### Operating Expenses

*Sales and Marketing.* Sales and marketing expenses increased by $19.3 million, or 192%, to $29.4 million for the year ended March 31, 2001 from $10.1 million for the year ended March 31, 2000. Sales and marketing expenses as a percentage of total revenues were 44% for the year ended March 31, 2001 compared to 45% for the year ended March 31, 2000. Sales and marketing expenses decreased as a percentage of total revenues primarily due to the increase in total revenues.

*General and Administrative.* General and administrative expenses increased by $5.1 million, or 134%, to $9.0 million for the year ended March 31, 2001 from $3.9 million for the year ended March 31, 2000. General and administrative expenses as a percentage of total revenues were 14% for the year ended March 31, 2001 and 17% for the year ended March 31, 2000. General and administrative expenses increased primarily due to the acquisition of SCD, increased personnel expenses and an increase in the provision for doubtful accounts of $0.6 million but declined as a percentage of revenues due to increased revenue.

*Research and Development.* Research and development expenses increased by $6.9 million, or 239%, to $9.8 million for the year ended March 31, 2001 from $2.9 million for the year ended March 31, 2000. Research and development expenses as a percentage of total revenues were 15% for the year ended March 31, 2001 and 13% for the year ended March 31, 2000. The increase in research and development expenses was primarily due to increased staffing and costs related to the acquisition of SCD.

*Acquisition Costs.* Acquisition and related amortization and in-process research and development costs of $21.7 million in the year ended March 31, 2001 consisted primarily of amortization of intangible assets acquired, acquired in-process research and development and other uncapitalizeable costs related to our acquisition of SCD in July 2000, accounted for as a purchase. Acquisition costs of $2.0 million in the year ended March 31, 2000 consisted primarily of financial advisory, legal, accounting and other costs related to our acquisition of InfoAccess, Inc. in September 1999, accounted for as a pooling-of-interests.

Other Income (Expense)

Interest income was $7.0 million for the year ended March 31, 2001 compared to $1.5 million for the year ended March 31, 2000. Interest income for both years was primarily related to short-term investments purchased with the proceeds of our public stock offerings completed in June 1999 and March 2000. Other expenses of $0.4 million for the year ended March 31, 2001 related to the permanent decline in the value of an investment we made in fiscal year 2000.

## Quarterly Results

The following tables present unaudited consolidated statements of operations data both in absolute dollars and as a percentage of total revenues for each of our last eight quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this Annual Report on Form 10-K. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | June 30, 2000 | Sept. 30, 2000 | Dec. 31, 2000 | Mar. 31, 2001 | June 30, 2001 | Sept. 30, 2001 | Dec. 31, 2001 | Mar. 31, 2002 |
| | (In thousands, except for per share data) | | | | | | | |
| **Consolidated Statement of Operations Data:** | | | | | | | | |
| Revenues: | | | | | | | | |
| Product licenses | $7,447 | $ 12,747 | $15,903 | $17,756 | $19,072 | $17,968 | $21,563 | $ 8,305 |
| Services | 2,015 | 2,875 | 3,633 | 4,345 | 5,527 | 5,199 | 5,005 | 5,701 |
| Total revenues | 9,462 | 15,622 | 19,536 | 22,101 | 24,599 | 23,167 | 26,568 | 14,006 |
| Cost of revenues: | | | | | | | | |
| Product licenses | 665 | 834 | 1,131 | 1,269 | 1,071 | 847 | 1,569 | 1,518 |
| Services | 1,158 | 1,551 | 1,938 | 2,543 | 2,984 | 3,587 | 3,463 | 3,358 |
| Total cost of revenues | 1,823 | 2,385 | 3,069 | 3,812 | 4,055 | 4,434 | 5,032 | 4,876 |
| Gross profit | 7,639 | 13,237 | 16,467 | 18,289 | 20,544 | 18,733 | 21,536 | 9,130 |
| Operating expenses: | | | | | | | | |
| Sales and marketing | 4,256 | 6,545 | 8,564 | 10,083 | 11,277 | 11,578 | 12,827 | 10,990 |
| General and administrative | 1,427 | 2,317 | 2,588 | 2,684 | 2,432 | 2,475 | 2,603 | 4,374 |
| Research and development | 1,054 | 2,652 | 2,783 | 3,267 | 4,151 | 4,595 | 4,211 | 4,644 |
| Acquisition and related costs | — | 590 | 185 | — | — | — | — | 237 |
| Amortization of intangible assets and other | 163 | 3,466 | 3,381 | 3,498 | 3,381 | 3,484 | 3,395 | 3,620 |
| Acquired in-process research and development | — | 10,400 | — | — | — | — | — | — |
| Total operating expenses | 6,900 | 25,970 | 17,501 | 19,532 | 21,241 | 22,132 | 23,036 | 23,865 |
| Income (loss) from operations | 739 | (12,733) | (1,034) | (1,243) | (697) | (3,399) | (1,500) | (14,735) |
| Other income (expense): | | | | | | | | |
| Interest income net | 2,250 | 1,719 | 1,577 | 1,454 | 1,258 | 981 | 699 | 817 |
| Investment Impairment | — | — | (400) | — | — | (2,223) | — | (3,499) |
| Net income (loss) | $2,989 | $(11,014) | $ 143 | $ 211 | $ 561 | $(4,641) | $ (801) | $(17,417) |
| Net income (loss) per common share | | | | | | | | |
| Basic | $ 0.14 | $ (0.52) | $ 0.01 | $ 0.01 | $ 0.03 | $ (0.21) | $ (0.04) | $ (0.78) |
| Diluted | 0.13 | (0.52) | 0.01 | 0.01 | 0.02 | (0.21) | (0.04) | (0.78) |

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | June 30, 2000 | Sept. 30, 2000 | Dec. 31, 2000 | Mar. 31, 2001 | June 30, 2001 | Sept. 30, 2001 | Dec. 31, 2001 | Mar. 31, 2002 |
| **As a Percentage of Total Revenues:** | | | | | | | | |
| Revenues: | | | | | | | | |
| Product licenses | 78.7% | 81.6% | 81.4% | 80.3% | 77.5% | 77.6% | 81.2% | 59.3% |
| Services | 21.3 | 18.4 | 18.6 | 19.7 | 22.5 | 22.4 | 18.8 | 40.7 |
| Total revenues | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |
| Cost of revenues: | | | | | | | | |
| Product licenses | 7.0 | 5.4 | 5.8 | 5.7 | 4.4 | 3.7 | 5.9 | 10.8 |
| Services | 12.3 | 9.9 | 9.9 | 11.5 | 12.1 | 15.5 | 13.0 | 24.0 |
| Total cost of revenues | 19.3 | 15.3 | 15.7 | 17.2 | 16.5 | 19.2 | 18.9 | 34.8 |
| Gross profit | 80.7 | 84.7 | 84.3 | 82.8 | 83.5 | 80.8 | 81.1 | 65.2 |
| Operating expenses: | | | | | | | | |
| Sales and marketing | 45.0 | 41.9 | 43.8 | 45.6 | 45.8 | 50.0 | 48.3 | 78.5 |
| General and administrative | 15.1 | 14.8 | 13.2 | 12.2 | 9.9 | 10.7 | 9.8 | 31.2 |
| Research and development | 11.1 | 17.0 | 14.3 | 14.8 | 16.9 | 19.8 | 15.8 | 33.2 |
| Acquisition and related costs | — | 3.7 | 1.0 | — | — | — | — | 1.7 |
| Amortization of intangible assets and other | 1.7 | 22.2 | 17.3 | 15.8 | 13.7 | 15.0 | 12.8 | 25.8 |
| Acquired in-process research and development | — | 66.6 | — | — | — | — | — | — |
| Total operating expenses | 72.9 | 166.2 | 89.6 | 88.4 | 86.3 | 95.5 | 86.7 | 170.4 |
| Income (loss) from operations | 7.8 | (81.5) | (5.3) | (5.6) | (2.8) | (14.7) | (5.6) | (105.2) |
| Other income (expense): | | | | | | | | |
| Interest income, net | 23.8 | 11.0 | 8.1 | 6.6 | 5.1 | 4.2 | 2.6 | 5.8 |
| Investment Impairment | — | — | (2.1) | — | — | (9.6) | — | (25.0) |
| Net income (loss) | 31.6% | (70.5)% | 0.7% | 1.0% | 2.3% | (20.1)% | (3.0)% | (124.4)% |

As a result of our limited operating history and the significant changes that are occurring in the Web content management software sector in which we compete, it is difficult for us to forecast our revenues or earnings accurately. It is possible that in some future periods our results of operations may not meet or exceed the expectations of current and future public market analysts and investors. For instance, if revenues or earnings per share do not meet projections, we expect our business, operating results and financial condition to be materially adversely affected and the price of our common stock to decline. We expect our revenues and operating results may vary significantly from quarter to quarter. Factors that have caused our results to fluctuate in the past, and will likely cause fluctuations in the future, include:

- demand for our products and services;
- the timing of new product introductions and sales of our products and services;
- unexpected delays in introducing new products and services;
- increased expenses, whether related to sales and marketing, research and development or administration;
- changes in the rapidly evolving market for Web content management solutions;
- the mix of revenues from product licenses and services, as well as the mix of products licensed;
- the mix of services provided and whether services are provided by our staff or third-party contractors;
- the mix of domestic and international sales;

- costs related to possible acquisitions of technology or businesses;
- general economic conditions; and
- public announcements by our competitors.

In addition, our products are typically shipped when the orders are received, so our license backlog at the beginning of any quarter in the past has represented only a small portion of expected license revenues for that quarter. Further, we recognize a substantial percentage of product license revenues in the last month of the quarter, frequently in the last week or even the last days of the quarter. As a result, our sales pipeline at the beginning of a quarter may not give us reasonable assurance about the sales that will be closed in that quarter, and the delay or cancellation of any large orders could result in a significant shortfall from anticipated revenues. Since our expenses are relatively fixed in the near term, any shortfall from anticipated revenues could result in significant variations in operating results from quarter to quarter.

As a result of these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance.

### Pro Forma Net Income Per Common Share

Our pro forma basic net income per share is computed by dividing pro forma net income by the weighted average number of outstanding common shares and our pro forma diluted net income per share is computed by dividing pro forma net income by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive. Common stock equivalent shares consist of stock options and warrants (using the treasury stock method). The accompanying pro forma supplemental financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States of America. In addition, comparisons of the pro forma information between companies may not be meaningful.

| | Three Months Ended | | | | | | | | Year Ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | June 30, 2000 | Sept. 30, 2000 | Dec. 31, 2000 | Mar. 31, 2001 | June 30, 2001 | Sept. 30, 2001 | Dec. 31, 2001 | Mar. 31, 2002 | Mar. 31, 2001 | Mar. 31, 2002 |
| | (In thousands, except per share data) | | | | | | | | | |
| **Supplemental Information** | | | | | | | | | | |
| Net income (loss) | $ 2,989 | $(11,014) | $ 143 | $ 211 | $ 561 | $(4,641) | $ (801) | $(17,417) | $(7,671) | $(22,298) |
| Add back charges: | | | | | | | | | | |
| Acquisition and related costs | — | 590 | 185 | — | — | — | — | 237 | 775 | 237 |
| Amortization of intangible assets and other | 163 | 3,466 | 3,381 | 3,498 | 3,381 | 3,484 | 3,395 | 3,620 | 10,508 | 13,880 |
| Acquired in-process research and development | — | 10,400 | — | — | — | — | — | — | 10,400 | — |
| Investment impairment | — | — | 400 | — | — | 2,223 | — | 3,499 | 400 | 5,722 |
| Total add back | 163 | 14,456 | 3,966 | 3,498 | 3,381 | 5,707 | 3,395 | 7,356 | 22,083 | 19,839 |
| Pro forma net income (loss) before pro forma income tax | 3,152 | 3,442 | 4,109 | 3,709 | 3,942 | 1,066 | 2,594 | (10,061) | 14,412 | (2,459) |
| Pro forma income tax | (1,103) | (1,205) | (1,438) | (1,298) | (1,380) | (373) | (908) | — | (5,044) | — |
| Pro forma net income (loss) | $ 2,049 | $ 2,237 | $ 2,671 | $ 2,411 | $ 2,562 | $ 693 | $1,686 | $(10,061) | $ 9,368 | $ (2,459) |
| Pro forma net income (loss) per share: | | | | | | | | | | |
| Basic | $ 0.10 | $ 0.10 | $ 0.12 | $ 0.11 | $ 0.12 | $ 0.03 | $ 0.08 | $ (0.45) | $ 0.44 | $ (0.11) |
| Diluted | $ 0.09 | $ 0.09 | $ 0.11 | $ 0.10 | $ 0.11 | $ 0.03 | $ 0.07 | $ (0.45) | $ 0.40 | $ (0.11) |
| Weighted average common shares outstanding | | | | | | | | | | |
| Basic | 21,195 | 21,331 | 21,552 | 21,810 | 22,081 | 22,364 | 22,336 | 22,361 | 21,472 | 22,286 |
| Diluted | 23,092 | 23,555 | 23,849 | 23,411 | 23,753 | 23,617 | 23,864 | 22,361 | 23,477 | 22,286 |

### Net Operating Loss Carryforwards

As of March 31, 2002, we had net operating loss carryforwards of approximately $53.4 million. The net operating loss carryforwards will expire at various dates beginning in 2011, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss carryforwards on an annual basis will be limited as a result of "ownership changes" in connection with the sale of equity securities. We have provided a valuation allowance against a portion of the deferred tax asset because of uncertainty regarding its full realization. Our accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a valuation allowance was required, management considered such factors as our history of operating losses, potential future losses and the nature of our deferred tax assets.

### Liquidity and Capital Resources

We have funded our operations and satisfied our capital expenditure requirements primarily through revolving working capital and term loans from banking institutions, private placements and public offerings of securities and proceeds from the sales of assets related to prior lines of business. Net cash used in operating activities was $2.9 million for the year ended March 31, 2002, compared to net cash provided by operating activities of $3.7 million for the year ended March 31, 2001. The decrease in cash provided by operations is due primarily to higher operating expenses.

To date, we have invested our capital expenditures primarily in property and equipment, consisting largely of computer hardware and software. Capital expenditures for the year ended March 31, 2002 and 2001 were $3.4 million and $2.5 million, respectively. We have also entered into capital and operating leases for facilities and equipment. We expect that our capital expenditures will increase as our employee base grows. At March 31, 2002, we did not have any material commitments for capital expenditures.

As of March 31, 2002, we had $96.2 million in cash and marketable securities and $102.9 million in working capital. Net cash provided by financing activities was $1.1 million for the year ended March 31, 2002 and $28.7 million for the year ended March 31, 2001. In March 2000, we completed a public offering of our common stock that raised approximately $100.1 million in proceeds for us, net of underwriting discounts and offering costs of approximately $5.7 million. In April 2000, the underwriters exercised their over-allotment option, raising additional net proceeds of approximately $22.7 million.

We currently believe that our cash and cash equivalents on hand will be sufficient to meet our working capital requirements for the foreseeable future, particularly through March 31, 2003. On a longer term basis, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financings or from other sources. We cannot be certain that additional financing will be available on terms favorable to us, or on any terms, or that any additional financing will not be dilutive.

We continue to evaluate potential strategic acquisitions that could utilize equity and/or cash resources. Such opportunities could develop quickly due to market and competitive factors.

### Related Party Transactions

In December 2001 we entered into a note receivable of $3.5 million with a distributor. Through March 2002, the distributor had paid the minimum payments required under the note receivable with its own cash, and at the end of March 2002, it paid off the remaining note receivable with short-term bridge financing. The distributor completely repaid this short-term bridge financing in April 2002 through a traditional banking relationship. The short-term bridge financing was provided at normal market rates by Beartooth Capital, a venture financing organization controlled and funded by Robert Olson, a shareholder and our chairman. There was no relationship prior to the bridge financing, and there is no existing relationship between Beartooth Capital and the distributor. Furthermore, we provided no compensation or guarantees to Beartooth Capital or Robert Olson for the short-term bridge financing, nor were we otherwise involved in this transaction.

At March 31, 2002 we held investments in and notes with five non-public start-up technology companies, owning approximately 3% to 12% of these companies, and in a publicly traded technology company listed on Nasdaq, Active IQ, of which we owned 5.4%, excluding warrants. The value of these investments at March 31, 2002 is approximately $3.1 million. At March 31, 2002, the market value of our equity in Active IQ was approximately $0.1 million more than our investment value of $1.2 million. The offsetting amount does not effect the consolidated statements of operations but is shown as "accumulated other comprehensive income (loss)" in the shareholders' equity section on the consolidated balance sheet.

During the year ended March 31, 2002, the Company recognized license revenue of approximately $2.0 million from companies in which we had an equity investment, with approximately $1.4 million from Active IQ in December 2001. At March 31, 2002, the Company had an account receivable balance of $0.1 million associated from these transactions. License revenue recognized for the years ended March 31, 2000 and 2001 from companies in which we had an equity investment was approximately $0.3 million and $2.4 million, respectively. The Company also acquired intellectual property from Active IQ in April 2001 for approximately $0.7 million, which was capitalized and is being amortized over a three-year period.

Certain officers and a director of the Company also held an investment in Active IQ during the year, approximating 2%, excluding warrants. These investments were sold at no gain during the year.

**New Accounting Pronouncements**

*Goodwill and Other Acquired Intangible Asset*

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, *Business Combinations,* and SFAS 142, *Goodwill and Intangible Assets,* in July 2001. Major provisions of these Statements and their effective dates for us are as follows:

- All business combinations initiated after June 30, 2001 are to be accounted for using the purchase method of accounting.
- Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
- Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective April 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
- Effective April 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Beginning on April 1, 2002, annual goodwill amortization of approximately $5,300 and annual amortization of approximately $1,000 relating to intangible assets with indefinite lives will no longer be recognized. By March 31, 2003, we will have completed a transitional fair value based impairment test of goodwill as of April 1, 2002. By June 30, 2002, we will have completed a transitional impairment test of all intangible assets with indefinite lives. Impairment losses, if any, resulting from the transitional testing would be recognized in the quarter ended June 30, 2002, as a cumulative effect of a change in accounting principle. We do not believe that adoption of this standard will have a material effect on the financial position of us.

*Impairment of Long-Lived Asset*

In September 2001, the FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supercedes SFAS 121 and is effective April 1, 2002 for us. This statement is not anticipated to have a current material effect on the financial statements of us, but could have a future effect in the event that an asset impairment has occurred.

*Consideration Paid to Reseller*

In June 2001, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.* This issue is effective for periods beginning after December 15, 2001 and addresses whether consideration from a vendor to a reseller is (a) an adjustment of the selling prices of the vendor's products and should be deducted from revenue when recognized or (b) a cost incurred by the vendor for assets or services received from the reseller and should be included as a cost or expense when recognized. We enter into cooperative advertising programs with some of our resellers. When we receive an identifiable benefit in return for consideration, and we can reasonably estimate the fair value of the benefit received, the cooperative advertising is accounted for as advertising expense. If the fair value cannot be estimated or an identifiable benefit is not received the cooperative advertising is accounted for as a reduction of revenue. EITF 00-25, will be adopted by us on April 1, 2002, and is not anticipated to have a material effect on our consolidated financial statements.

## RISK FACTORS

## DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K for the fiscal year ended March 31, 2002 contains certain forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. When used in this Form 10-K, the words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate us, are intended to identify such forward-looking statements. Although we believe these statements are reasonable, readers of this Form 10-K should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors listed below. Readers of this Form 10-K should consider carefully the factors listed below, as well as the other information and data contained in this Form 10-K. We caution the reader, however, that such list of factors under the caption "Risk Factors" in the our Form 10-K may not be exhaustive and that those or other factors, many of which are outside of the our control, could have a material adverse effect on us and our results of operations. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth hereunder. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

## FLUCTUATIONS IN OUR OPERATING RESULTS MAY MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

While our products and services are not seasonal, our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially. A large part of our sales typically occurs in the last month of a quarter, frequently in the last week or even the last days of the quarter. If these sales were delayed from one quarter to the next for any reason, our operating results could fluctuate dramatically. In addition, our sales cycles may vary, making the timing of sales difficult to predict. Furthermore, our infrastructure costs are generally fixed. As a result, modest fluctuations in revenues between quarters may cause large fluctuations in operating results. These factors all tend to make the timing of revenues unpredictable and may lead to high period-to-period fluctuations in operating results.

Our quarterly revenues and operating results may fluctuate for several additional reasons, many of which are outside of our control, including the following:

- demand for our products and services;
- the timing of new product introductions and sales of our products and services;
- unexpected delays in introducing new products and services;
- increased expenses, whether related to sales and marketing, research and development or administration;
- changes in the rapidly evolving market for Web content management solutions;
- the mix of revenues from product licenses and services, as well as the mix of products licensed;
- the mix of services provided and whether services are provided by our staff or third-party contractors;
- the mix of domestic and international sales;
- costs related to possible acquisitions of technology or businesses;
- general economic conditions; and
- public announcements by our competitors.

**OUR SUCCESS DEPENDS ON OUR ABILITY TO EXPAND OUR SALES FORCE AND DISTRIBUTION CHANNELS.**

To increase our market share and revenues, we must increase the size of our sales force and the number of our distribution channel partners. Our failure to do so may have a material adverse effect on our business, operating results and financial condition. There is intense competition for sales personnel in our business, and we cannot be sure that we will be successful in attracting, integrating, motivating and retaining new sales personnel. Our existing or future distribution channel partners may choose to devote greater resources to marketing and supporting the products of other companies. In addition, we will need to resolve potential conflicts, if any, among our sales force and distribution channel partners.

**POTENTIAL ACQUISITIONS MAY BE DIFFICULT TO COMPLETE OR TO INTEGRATE AND MAY DIVERT MANAGEMENT'S ATTENTION.**

We may seek to acquire or invest in businesses, products or technologies that are complementary to our business. If we identify an appropriate acquisition opportunity, we may be unable to negotiate favorable terms for that acquisition, successfully finance the acquisition or integrate the new business or products into our existing business and operations. In addition, the negotiation of potential acquisitions and the integration of acquired businesses or products may divert management time and resources from our existing business and operations. To finance acquisitions, we may use a substantial portion of our available cash or we may issue additional securities, which would cause dilution to our shareholders.

**WE MAY NOT BE PROFITABLE IN THE FUTURE.**

Our revenues may not grow in future periods, may not grow at past rates and we may not sustain our quarterly pro forma profitability. If we do not regain our recent pro forma profitability, the market price of our stock may fall. Our ability to regain our recent pro forma profitable operations depends upon many factors beyond our direct control. These factors include, but are not limited to:

- the demand for our products;
- our ability to quickly introduce new products;
- the level of product and price competition;
- our ability to control costs; and
- general economic conditions

## THE INTENSE COMPETITION IN OUR INDUSTRY MAY REDUCE OUR FUTURE SALES AND PROFITS.

The market for our products is highly competitive and is likely to become more competitive. We may not be able to compete successfully in our chosen marketplace, which may have a material adverse effect on our business, operating results and financial condition. Additional competition may cause pricing pressure, reduced sales and margins, or prevent our products from gaining and sustaining market acceptance. Many of our current and potential competitors have greater name recognition, access to larger customer bases, and substantially more resources than we have. Competitors with greater resources than ours may be able to respond more quickly than we can to new opportunities, changing technology, product standards or customer requirements.

## WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

Any failure to properly manage our growth may have a material adverse effect on our business, operating results and financial condition. The rapid growth that we have experienced places significant challenges on our management, administrative and operational resources. To properly manage this growth, we must, among other things, implement and improve additional and existing administrative, financial and operational systems, procedures and controls on a timely basis. We will also need to expand our finance, administrative and operations staff. We may not be able to complete the improvements to our systems, procedures and controls necessary to support our future operations in a timely manner. Management may not be able to hire, train, integrate, retain, motivate and manage required personnel and may not be able to successfully identify, manage and exploit existing and potential market opportunities. In connection with our expansion, we plan to increase our operating expenses to expand our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden services and support and improve operational and financial systems. Our failure to generate additional revenue commensurate with an increase in operating expenses during any fiscal period could have a material adverse effect on our financial results for that period.

## WE DEPEND ON THE CONTINUED SERVICE OF OUR KEY PERSONNEL.

We are a small company and depend greatly on the knowledge and experience of our senior management team and other key personnel. If we lose any of these key personnel, our business, operating results and financial condition could be materially adversely affected. Our success will depend in part on our ability to attract and retain additional personnel with the highly specialized expertise necessary to engineer, design and support our products and services. Like other software companies, we face intense competition for qualified personnel. We may not be able to attract or retain such personnel.

## WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON SALES OF OUR CONTENT MANAGEMENT AND VIEWING SOFTWARE PRODUCTS FOR OUR REVENUES.

We currently derive all of our revenues from product licenses and services associated with our system of content management and viewing software products. The market for content management and viewing software products is new and rapidly evolving. We cannot be certain that a viable market for our products will emerge, or if it does emerge, that it will be sustainable. If we do not continue to increase revenues related to our existing products or generate revenues from new products and services, our business, operating results and financial condition may be materially adversely affected. We will continue to depend on revenues related to new and enhanced versions of our software products for the foreseeable future. Our success will largely depend on our ability to increase sales from existing products and generate sales from product enhancements and new products.

We cannot be certain that we will be successful in upgrading and marketing our existing products or that we will be successful in developing and marketing new products and services. The market for our products is highly competitive and subject to rapid technological change. Technological advances could make our products less attractive to customers and adversely affect our business. In addition, complex software product development involves certain inherent risks, including risks that errors may be found in a product enhancement or new product after its release, even after extensive testing, and the risk that discovered errors may not be corrected in a timely manner.

### OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY.

If we are unable to protect our intellectual property, or incur significant expense in doing so, our business, operating results and financial condition may be materially adversely affected. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. We currently have no patents or pending patent applications. Without significant patent or copyright protection, we may be vulnerable to competitors who develop functionally equivalent products. We may also be subject to claims that our current products infringe on the intellectual property rights of others. Any such claim may have a material adverse effect on our business, operating results and financial condition.

We anticipate that software product developers will be increasingly subject to infringement claims due to growth in the number of products and competitors in our industry, and the overlap in functionality of products in different industries. Any infringement claim, regardless of its merit, could be time-consuming, expensive to defend, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements may not be available on commercially favorable terms, or at all. We are not currently involved in any intellectual property litigation.

We rely on trade secret protection, confidentiality procedures and contractual provisions to protect our proprietary information. Despite our attempts to protect our confidential and proprietary information, others may gain access to this information. Alternatively, other companies may independently develop substantially equivalent information.

### OUR PRODUCTS MAY NOT BE COMPATIBLE WITH COMMERCIAL WEB BROWSERS AND OPERATING SYSTEMS.

Our products utilize interfaces that are compatible with commercial Web browsers. In addition, our Stellent Content Management System is a server-based system written in Java that functions in both Windows NT and UNIX environments. We must continually modify our products to conform to commercial Web browsers and operating systems. If our products were to become incompatible with commercial Web browsers and operating systems, our business would be harmed. In addition, uncertainty related to the timing and nature of product introductions or modifications by vendors of Web browsers and operating systems may have a material adverse effect on our business, operating results and financial condition.

### WE COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS IF OUR PRODUCTS FAIL TO PERFORM TO SPECIFICATIONS.

If software errors or design defects in our products cause damage to customers' data and our agreements do not protect us from related product liability claims, our business, operating results and financial condition may be materially adversely affected. In addition, we could be subject to product liability claims if our security features fail to prevent unauthorized third parties from entering our customers' intranet, extranet or Internet Web sites. Our software products are complex and sophisticated and may contain design defects or software errors that are difficult to detect and correct. Errors, bugs or viruses spread by third parties may result in the loss of market acceptance or the loss of customer data. Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in certain jurisdictions where we operate.

### FUTURE REGULATIONS COULD BE ADOPTED THAT RESTRICT OUR BUSINESS.

Federal, state or foreign agencies may adopt new legislation or regulations governing the use and quality of Web content. We cannot predict if or how any future laws or regulations would impact our business and operations. Even though these laws and regulations may not apply to our business directly, they could indirectly harm us to the extent that they impact our customers and potential customers.

## SIGNIFICANT FLUCTUATION IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES LITIGATION AGAINST US.

In the past, securities class action litigation has been brought against publicly held companies following periods of volatility in the price of their securities. If we were subject to such litigation due to volatility in our stock price, we may incur substantial costs. Such litigation could divert the attention of our senior management away from our business, which could have a material adverse effect on our business, operating results and financial condition.

The market price of our common stock has fluctuated significantly in the past and may do so in the future. The market price of our common stock may be affected by each of the following factors, many of which are outside of our control:

- variations in quarterly operating results;
- changes in estimates by securities analysts;
- changes in market valuations of companies in our industry;
- announcements by us of significant events, such as major sales, acquisitions of businesses or losses of major customers;
- additions or departures of key personnel; and
- sales of our equity securities.

## OUR PERFORMANCE WILL DEPEND ON THE CONTINUING GROWTH AND ACCEPTANCE OF THE WEB.

Our products are designed to be used with intranets, extranets and the Internet. If the use of these methods of electronic communication does not grow, our business, operating results and financial condition may be materially adversely affected. Continued growth in the use of the Web will require ongoing and widespread interest in its capabilities for communication and commerce. Its growth will also require maintenance and expansion of the infrastructure supporting its use and the development of performance improvements, such as high speed modems. The Web infrastructure may not be able to support the demands placed on it by continued growth. The ongoing development of corporate intranets depends on continuation of the trend toward network-based computing and on the willingness of businesses to reengineer the processes used to create, store, manage and distribute their data. All of these factors are outside of our control.

## OUR EXISTING SHAREHOLDERS HAVE SIGNIFICANT INFLUENCE OVER US.

As of March 31, 2002, Robert F. Olson, our Chairman, holds approximately 9.8% of our outstanding common stock. Accordingly, Mr. Olson is able to exercise significant control over our affairs. Additionally, our directors and executive officers beneficially own approximately 10.6% of our common stock. These persons have significant influence over our affairs, including approval of the acquisition or disposition of assets, future issuances of common stock or other securities and the authorization of dividends on our common stock. Our directors and executive officers could use their stock ownership to delay, defer or prevent a change in control of our company, depriving shareholders of the opportunity to sell their stock at a price in excess of the prevailing market price.

## WE CAN ISSUE SHARES OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL, WHICH COULD ADVERSELY AFFECT THE RIGHTS OF COMMON SHAREHOLDERS.

Our Articles of Incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of unissued shares of our capital stock and to issue such shares without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

**OUR SHAREHOLDER RIGHTS PLAN AND CERTAIN PROVISIONS OF MINNESOTA LAW MAY MAKE A TAKEOVER OF STELLENT DIFFICULT, DEPRIVING SHAREHOLDERS OF OPPORTUNITIES TO SELL SHARES AT ABOVE-MARKET PRICES.**

Our shareholder rights plan and certain provisions of Minnesota law may have the effect of discouraging attempts to acquire Stellent without the approval of our Board of Directors. Consequently, our shareholders may lose opportunities to sell their stock for a price in excess of the prevailing Market price.

**Item 7a.** ***Quantitative and Qualitative Disclosures About Market Risk***

Our interest income on cash and marketable securities is affected by changes in interest rates in the United States. Through March 31, 2002, changes in these rates have had a significant effect on our company. Interest rates earned on invested funds have fallen by over 50% since December 2000. We believe that there may be future exposure to interest rate market risk.

Our investments are held in commercial paper which are affected by equity price market risk and other factors. We do not anticipate that exposure to these risks will have a material impact onus, due to the nature of our investments.

We have no history of, and do not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency hedges. Any transactions that are currently entered into in foreign currency are not deemed material to the financial statements. Thus, the exposure to market risk is not material.

**Item 8.** ***Financial Statements and Supplementary Data***

The Financial Statements and notes thereto required pursuant to this Item begin on page F-1 of this Annual Report on Form 10-K.

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

## PART III

**Item 10.** ***Directors and Executive Officers of the Registrant***

*(a) Directors of the Registrant*

Incorporated herein by reference is the information appearing under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the annual meeting of Shareholders to be held on September 4, 2002 (the "Proxy Statement").

*(b) Executive Officers of the Registrant*

Incorporated herein by reference is the information appearing herein under Item 4a.

*(c) Compliance with Section 16 (a) of the Exchange Act*

Incorporated by reference is the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement.

**Item 11.** ***Executive Compensation***

Incorporated herein by reference is the information appearing under the headings "Executive Compensation" in our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated herein by reference is the information appearing under the heading "Security Ownership of Principal Shareholders" and "Equity Compensation Plan Information" in our Proxy Statement and the information appearing under the heading "Stock Options" in Note 5 of "Notes to Consolidated Financial Statements" in the Financial Statements.

We assumed the InfoAccess, Inc. 1995 Stock Option Plan as part of our merger with InfoAccess, Inc. on September 29, 1999. As of the time of the merger, there were 126,303 shares in the plan. All of these shares were granted to eligible individuals who became our employees at the time of the merger.

We assumed the InfoAccess, Inc. 1990 Stock Option Plan as part of our merger with InfoAccess, Inc. on September 29, 1999. As of the time of the merger, there were 260,245 shares in the plan. All of these shares were granted to eligible individuals at the time of the merger.

In November 1999, the Board of Directors adopted the 1999 Employee Stock Option and Compensation Plan. The plan authorizes the issuance of up to 1,000,000 shares of our common stock to employees who are not our officers or directors. As of March 31, 2002, awards of approximately 840,000 shares had been granted under this plan, and approximately 160,000 remain available for future grant under this plan.

In May 2000, the Board of Directors adopted the 2000 Employee Stock Incentive Plan. The original plan authorizes the issuance of up to 1,600,000 shares of our common stock to employees who are not our officers or directors. The plan was amended in October 2001 to add an additional 700,000 shares to the plan. As of March 31, 2002, awards of approximately 2,247,000 shares had been granted under this plan, and approximately 53,000 shares remain available for future grant under this plan.

Item 13. *Certain Relationships and Related Transactions*

Incorporated herein by reference is the information appearing under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

## PART IV

**Item 14.** ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

*(a) Documents filed as part of this report:*

1. Financial Statements:

| Description | Page Number in this Annual Report |
|---|---|
| Audited Financial Statements: | |
| Report of Independent Certified Public Accountants | F-1 |
| Consolidated Balance Sheets | F-2 |
| Consolidated Statements of Operations | F-3 |
| Consolidated Statements of Changes in Shareholders' Equity | F-4 |
| Consolidated Statements of Cash Flows | F-5 |
| Notes to Consolidated Financial Statements | F-6 |

2. The following consolidated financial statement schedules of our company are included in Item 14(d):

   Schedule II Valuation and Qualifying Accounts

3. See Item 14(c) below for a listing of exhibits filed as part of this Annual Report on Form 10K.

*(b) Reports on Form 8-K:*

No reports on Form 8-K were filed for the quarter ended March 31, 2002.

*(c) Exhibits:*

The following exhibits are filed as part of this Annual Report on Form 10-K for the year ended March 31, 2002.

### EXHIBITS

| File | Description | Reference |
|---|---|---|
| 3.1 | Amended and Restated Articles of Incorporation | Incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K dated August 29, 2001. |
| 3.2 | Bylaws | Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8, File No. 333-75828. |
| 4.1 | Share Rights Agreement between the Registrant and Wells Fargo Bank Minnesota, N.A., as Rights Agent, dated as of May 29, 2002 | Incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form 8-A12G, File No. 000-19817, filed June 3, 2002. |
| 4.7 | Warrant to purchase 225,000 shares of common stock to Merrill, Lynch, Pierce, Fenner & Smith dated February 22, 2000 | Incorporated by reference to Exhibit 4.7 of the Registrant's Form 10-K for the year ended March 31, 2001. |
| 10.4 | Stellent, Inc. 1994-1997 Stock Option and Compensation Plan* | Incorporated by reference to Exhibit A of the Registrant's Definitive Proxy Statement Schedule 14A, filed with the Securities and Exchange Commission July 28, 1998 |

| File | Description | Reference |
| --- | --- | --- |
| 10.28 | InfoAccess, Inc. 1990 Stock Option Plan as amended September 29, 1999 | Incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form S-8, File No. 333-90843 |
| 10.29 | InfoAccess, Inc. 1995 Stock Option Plan as amended September 29, 1999 | Incorporated by reference to Exhibit 99.2 of the Registrant's Registration Statement on Form S-8, File No. 333-90843 |
| 10.30 | Employment Agreement Dated August 1, 1999, by and between the Registrant and Robert F. Olson* | Incorporated by reference to Exhibit 10.30 of the Registrant's Form 10-Q for the quarter ended September 30, 1999 |
| 10.31 | Stellent, Inc. 1999 Employee Stock Option and Compensation Plan | Incorporated by reference to Exhibit 10.31 of the Registrant's Form 10-Q for the three months ended September 30, 1999 |
| 10.33 | Stellent, Inc. 2000 Stock Incentive Plan* | Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 25, 2000 |
| 10.34 | Stellent, Inc. amended and restated 2000 Employee Stock Incentive Plan* | Incorporated by reference to Exhibit 10.34 of the Registrant's Form 10-Q for the three months ended September 30, 2001 |
| 10.35 | Stellent, Inc. 1997 Directors Stock Option Plan* | Incorporated by reference to Exhibit B of the Registrant's Definitive Proxy Statement Schedule 14A, filed with the Securities and Exchange Commission July 28, 1998 |
| 10.36 | Stellent, Inc. Employee Stock Purchase Plan* | Incorporated by reference to Exhibit A of the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission July 29, 1999 |
| 10.37 | Employment Agreement Dated April 1, 2001, by and between the Registrant and Gregg A. Waldon* | Incorporated by reference to Exhibit 10.37 of the Registrant's Form 10-Q for the quarter ended June 30, 2001. |
| 10.38 | Employment Agreement Dated October 1, 2001, by and between the Registrant and Vernon J. Hanzlik* | Incorporated by reference to Exhibit 10.38 of the Registrant's Form 10-Q for the quarter ended September 30, 2001. |
| 10.41 | Employment Agreement Dated April 1, 2001 by and between the Registrant and Daniel Ryan* | Incorporated by reference to Exhibit 10.41 of the Registrant's Form 10-Q for the quarter ended September 30, 2001. |
| 10.42 | Employment Agreement Dated March 9, 2001 by and between the Registrant and Mitch Berg* | Incorporated by reference to Exhibit 10.42 of the Registrant's Form 10-Q for the quarter ended September 30, 2001. |
| 10.43 | Addendum to Employment Agreement dated March 27, 2002 by and between the Registrant and Gregg Waldon* | Electronic transmission |
| 10.44 | Addendum to Employment Agreement dated March 27, 2002 by and between the Registrant and Dan Ryan* | Electronic transmission |
| 10.45 | Addendum to Employment Agreement dated March 27, 2002 by and between the Registrant and Mitch Berg* | Electronic transmission |

| File | Description | Reference |
| --- | --- | --- |
| 10.46 | French Annex to the Stellent, Inc. 2000 Stock Incentive Plan | Electronic transmission |
| 11 | Computation of earnings per share | Electronic transmission |
| 21 | Subsidiaries of Registrant | Electronic transmission |
| 23 | Consent of Grant Thornton LLP | Electronic transmission |
| 24 | Power of Attorney | Included on the signature page hereof |

* Management contract, compensation plan or arrangement.

*(d) Schedule Stellent, Inc and Subsidiaries*

## Schedule II Valuation of Qualifying Accounts

| Column A | Column B | Column C | Column D | Column E |
|---|---|---|---|---|
| Description | Balance at Beginning of Period | Additions | Deductions | Balance at End of Period |
| | | (In thousands) | | |
| Deducted From Assets: | | | | |
| Allowance for doubtful accounts: | | | | |
| Year ended March 31, 2000 | $ 310 | $1,249 | $1,029 | $ 530 |
| Year ended March 31, 2001 | $ 530 | $3,273* | $1,660 | $2,143 |
| Year ended March 31, 2002 | $2,143 | $2,105 | $2,911 | $1,337 |

* Includes $1,389 of additions resulting from the acquisition of SCD in July 2000, not recognized as expense, and a valuation allowance related to foreign currency transactions.

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Shareholders
Stellent, Inc.

In connection with our audits of the consolidated financial statements of Stellent, Inc. and subsidiaries referred to in our report dated April 26, 2002, (except for Note 10 to the financial statements, as to which the date is May 29, 2002) which is included in the Annual Report to Shareholders and incorporated by reference in Part II of this form, we have also audited Schedule II for each of the three years in the period ended March 31, 2002. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be set forth therein.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
April 26, 2002

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on June 28, 2002.

STELLENT, INC.

By /s/ VERNON J. HANZLIK

Vernon J. Hanzlik, Chief Executive Officer and President

## POWER OF ATTORNEY

Each of the undersigned hereby appoints Vernon J. Hanzlik and Gregg A. Waldon, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1934, as amended, any and all amendments and exhibits to this Annual Report on Form 10-K and any and all applications, instruments, and other documents to be filed with the Securities and Exchange Commission pertaining to this Annual Report on Form 10-K or any amendments thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on June 28, 2002.

/s/ VERNON J. HANZLIK

Vernon J. Hanzlik, Chief Executive Officer and President (Principal Executive Officer)

/s/ GREGG A. WALDON

Gregg A. Waldon, Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)

/s/ ROBERT F. OLSON

Robert F. Olson, Chairman of the Board

/s/ MICHAEL W. FERRO

Michael W. Ferro, Director

/s/ KENNETH H. HOLEC

Kenneth H. Holec, Director

/s/ RAYMOND A. TUCKER

Raymond A. Tucker, Director

/s/ STEVEN C. WALDRON

Steven C. Waldron, Director

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Stellent, Inc.

We have audited the accompanying consolidated balance sheets of Stellent, Inc. and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stellent, Inc. and subsidiaries as of March 31, 2001 and 2002 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
April 26, 2002 (Except for Note 10,
as to which the date is May 29, 2002)

STELLENT, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

| | March 31, 2001 | March 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and equivalents | $ 14,651 | $ 15,493 |
| Short-term marketable securities | 80,966 | 72,985 |
| Trade accounts receivable, net | 21,403 | 18,576 |
| Prepaid royalties | 2,231 | 3,383 |
| Prepaid expenses and other current assets | 3,527 | 6,229 |
| Total current assets | 122,778 | 116,666 |
| Long-term marketable securities | 10,893 | 7,680 |
| Property and equipment, net | 4,051 | 6,054 |
| Investments in and notes with other companies | 5,512 | 3,122 |
| Prepaid royalties, net of current portion | 2,074 | 3,011 |
| Goodwill, net | 11,642 | 11,332 |
| Other acquired intangible assets, net | 19,287 | 11,356 |
| Deferred income taxes | 4,894 | 4,894 |
| Other | 455 | 1,811 |
| | $181,586 | $165,926 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 1,380 | $ 2,264 |
| Deferred revenues | 5,942 | 6,556 |
| Commissions payable | 2,226 | 1,000 |
| Accrued expenses and other | 3,951 | 3,996 |
| Total current liabilities | 13,499 | 13,816 |
| Deferred revenue, net of current portion | 606 | 123 |
| Other long-term obligations | 37 | — |
| Total liabilities | 14,142 | 13,939 |
| Commitments and contingencies | — | — |
| Shareholders' equity | | |
| Capital stock, $0.01 par value, 100,000 shares authorized at March 31, 2001 and 2002 | | |
| Series A convertible preferred stock | — | — |
| Common stock, 21,984 and 22,660 shares issued and 21,984 and 22,399 shares outstanding at March 31, 2001 and 2002 | 220 | 224 |
| Additional paid-in capital | 187,512 | 194,197 |
| Accumulated deficit | (20,204) | (42,502) |
| Accumulated other comprehensive income (loss) | (84) | 68 |
| Total shareholders' equity | 167,444 | 151,987 |
| Total liabilities and shareholders' equity | $181,586 | $165,926 |

The accompanying notes are an integral part of the financial statements.

## STELLENT, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(In thousands, except per share data)**

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Revenues | | | |
| Product licenses | $17,480 | $53,853 | $ 66,908 |
| Services | 4,880 | 12,868 | 21,432 |
| Total revenues | 22,360 | 66,721 | 88,340 |
| Cost of revenues | | | |
| Product licenses | 1,708 | 3,899 | 5,005 |
| Services | 2,400 | 7,190 | 13,392 |
| Total cost of revenues | 4,108 | 11,089 | 18,397 |
| Gross profit | 18,252 | 55,632 | 69,943 |
| Operating expenses | | | |
| Sales and marketing | 10,076 | 29,448 | 46,672 |
| General and administrative | 3,853 | 9,016 | 11,884 |
| Research and development | 2,878 | 9,756 | 17,601 |
| Acquisition and related costs | 1,972 | 775 | 237 |
| Amortization of acquired intangible assets and other | 460 | 10,508 | 13,880 |
| Acquired in-process research and development | — | 10,400 | — |
| Total operating expenses | 19,239 | 69,903 | 90,274 |
| Loss from operations | (987) | (14,271) | (20,331) |
| Other income (expense) | | | |
| Interest income, net | 1,466 | 7,000 | 3,755 |
| Investment impairment | — | (400) | (5,722) |
| Net income (loss) | $ 479 | $(7,671) | $(22,298) |
| Net income (loss) per common share — basic and diluted | $ 0.03 | $ (0.36) | $ (1.00) |
| Weighted average shares outstanding | | | |
| Basic | 16,462 | 21,472 | 22,286 |
| Diluted | 18,057 | 21,472 | 22,286 |

The accompanying notes are an integral part of the financial statements.

# STELLENT, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

| | Series A Convertible Preferred Stock Shares | Series A Convertible Preferred Stock Amount | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Unearned Compensation | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity | Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance at April 1, 1999 | 75 | $ 334 | 12,450 | $124 | $ 17,509 | $(13,223) | $(25) | $ — | $ 4,719 | |
| Exercise of stock options and warrants | — | — | 2,094 | 22 | 8,130 | — | — | — | 8,152 | |
| Issuance of common stock net of costs of $8,688 | — | — | 6,020 | 60 | 126,998 | — | — | — | 127,058 | |
| Conversion of preferred stock to common | (75) | (334) | 101 | 1 | 333 | — | — | — | — | |
| Other | — | — | — | — | 515 | 211 | 17 | (181) | 562 | $ (181) |
| Net income | — | — | — | — | — | 479 | — | — | 479 | 479 |
| Balance at March 31, 2000 | — | — | 20,665 | 207 | 153,485 | (12,533) | (8) | (181) | 140,970 | $ 298 |
| Exercise of stock options and warrants | — | — | 778 | 8 | 5,608 | — | — | — | 5,616 | |
| Issuance of common stock, net of costs of $1,279 | — | — | 520 | 5 | 22,641 | — | — | — | 22,646 | |
| Issuance of common stock in employee stock purchase plan | — | — | 21 | — | 557 | — | — | — | 557 | |
| Tax benefit from employee stock option exercises | — | — | — | — | 4,894 | — | — | — | 4,894 | |
| Other | — | — | — | — | 327 | — | 8 | 97 | 432 | $ 97 |
| Net loss | — | — | — | — | — | (7,671) | — | — | (7,671) | (7,671) |
| Balance at March 31, 2001 | — | — | 21,984 | 220 | 187,512 | (20,204) | — | (84) | 167,444 | $ (7,574) |
| Exercise of stock options and warrants | — | — | 430 | 4 | 3,763 | — | — | — | 3,767 | |
| Issuance of common stock in acquisition | — | — | 200 | 2 | 5,494 | — | — | — | 5,496 | |
| Issuance of common stock in employee stock purchase plan | — | — | 46 | 1 | 1,017 | — | — | — | 1,018 | |
| Repurchase of common stock | — | — | (261) | (3) | (3,589) | — | — | — | (3,592) | |
| Foreign currency translation adjustment loss | — | — | — | — | — | — | — | (59) | (59) | $ (59) |
| Net unrealized gain on investments | — | — | — | — | — | — | — | 211 | 211 | 211 |
| Net loss | — | — | — | — | — | (22,298) | — | — | (22,298) | (22,298) |
| Balance at March 31, 2002 | — | $ — | 22,399 | $224 | $194,197 | $(42,502) | $ — | $ 68 | $151,987 | $(22,146) |

The accompanying notes are an integral part of the financial statements.

# STELLENT, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Operating activities: | | | |
| Net income (loss) | $ 479 | $ (7,671) | $(22,298) |
| Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities: | | | |
| Depreciation and amortization | 798 | 1,253 | 2,309 |
| Acquired in-process research and development | — | 10,400 | — |
| Amortization of acquired intangible assets and other | 460 | 10,508 | 13,880 |
| Tax benefit from employee stock option exercises | — | 4,894 | — |
| Changes in operating assets and liabilities, net of amounts acquired | (2,829) | (13,523) | (2,903) |
| Investment impairment | — | 400 | 5,722 |
| Other | (160) | (2,597) | 400 |
| Net cash flows provided by (used in) operating activities | (1,252) | 3,664 | (2,890) |
| Investing activities: | | | |
| Maturities (purchases) of marketable securities, net | (124,883) | 33,024 | 11,194 |
| Business acquisitions, net of cash acquired | — | (54,521) | — |
| Purchases of property and equipment | (534) | (2,494) | (3,408) |
| Purchase of intangibles | (357) | (189) | (1,633) |
| Purchases of Investments in and advances on notes with other companies | (853) | (2,386) | (3,084) |
| Issuance of other note receivable | — | — | (3,500) |
| Payments received on other note receivable | — | — | 3,250 |
| Other | 94 | — | (99) |
| Net cash flows provided by (used in) investing activities | (126,533) | (26,566) | 2,720 |
| Financing activities: | | | |
| Payments on long-term obligations | (204) | (148) | (122) |
| Repurchase of common stock | — | — | (3,592) |
| Issuance of common stock | 127,058 | 23,203 | 1,018 |
| Proceeds from stock options and warrants | 8,152 | 5,616 | 3,767 |
| Other | (539) | 23 | — |
| Net cash flows provided by financing activities | 134,467 | 28,694 | 1,071 |
| Effect of exchange rate changes on cash and equivalents | — | — | (59) |
| Net increase in cash | 6,682 | 5,792 | 842 |
| Cash and equivalents at beginning of year | 2,177 | 8,859 | 14,651 |
| Cash and equivalents at end of year | $ 8,859 | $ 14,651 | $ 15,493 |
| Supplemental disclosure of cash flows information: | | | |
| Cash paid for interest | $ 42 | $ 13 | $ 10 |
| Cash paid for income taxes | 7 | — | — |
| Non-cash investing activities: | | | |
| Common stock issued in business acquisition | $ — | $ — | $ 5,496 |
| Exchange of prepaid royalty for purchase of software technology | — | — | 252 |
| Detail of changes in operating assets and liabilities, net of amounts acquired: | | | |
| Accounts receivable | $ (3,451) | $ (7,991) | $ 2,769 |
| Prepaid expenses and other current assets | (3,004) | (1,460) | (5,591) |
| Accounts payable | 2,338 | (2,498) | 884 |
| Accrued expenses and other liabilities | 1,288 | (1,574) | (965) |
| Net changes in operating assets and liabilities | $ (2,829) | $(13,523) | $ (2,903) |

The accompanying notes are an integral part of the financial statements.

(In thousands, except per share data)

## 1. Summary of Significant Accounting Policies

Stellent, Inc. (the "Company") develops, markets, and services content management software with the primary focus of helping organizations derive maximum value from their content that exists in the normal course of business such as Microsoft Office documents, Web pages, images, graphics, multimedia, CAD, and other files. With headquarters in Eden Prairie, Minnesota, the Company maintains offices throughout the United States, Canada, and Europe. The Company's customers are primarily located throughout the United States and Europe.

*Principles of Consolidation:* The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

*Revenue Recognition:* The Company currently derives all of its revenues from licenses of software products and related services. The Company recognizes revenue in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition,* as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,* and Securities and Exchange Commission Staff Accounting Bulletin 101, *Revenue Recognition in Financial Statements.*

Product license revenue is recognized under SOP 97-2 when (i) persuasive evidence of an arrangement exists, for example, a signed agreement or purchase order, (ii) delivery has occurred, as evidenced by shipping documents and customer acceptance, (iii) the fee is fixed or determinable and payable within twelve months, (iv) collectibility is probable and supported by credit checks or past payment history, and the arrangement does not require services that are essential to the functionality of the software. Services revenue consists of fees from consulting and post-contract customer support. Consulting services include needs assessment, software integration, security analysis, application development and training. The Company bills consulting fees either on a time and materials basis or on a fixed-price schedule. The Company's customers typically purchase maintenance agreements annually, and the Company prices maintenance agreements based on a percentage of the product license fee. Customers purchasing maintenance agreements receive product upgrades, Web-based technical support and telephone hot-line support. The Company recognizes revenue from maintenance agreements ratably over the term of the agreement, typically one year.

Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

*Cost of Revenues:* The Company expenses all manufacturing, packaging and distribution costs associated with product license revenue as cost of revenues. The Company also expenses all technical support service costs associated with service revenue as cost of revenues.

*Cash and Equivalents:* The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents. At March 31, 2001 and 2002, $208 and $1,871 was held at various financial institutions located in Europe, respectively.

*Marketable Securities:* Investments in debt securities with a remaining maturity of one year or less at the date of purchase are classified as short-term marketable securities. Investments in debt securities with a remaining maturity of greater than one year are classified as long-term marketable securities. All investments are classified as held to maturity and recorded at amortized cost as the Company has the ability and positive intent to hold to maturity. At March 31, 2001 and 2002, cost approximated market value of these investments. Purchases of investments were $1,540,791 and $1,015,661 for the years ended March 31, 2001 and 2002. Maturities of investments were $1,573,815 and $1,026,855 for the years ended March 31, 2001 and 2002,

(In thousands, except per share data)

respectively. The contractual maturities of the marketable securities held at March 31, 2002 are $72,985 in fiscal 2003 and $7,680 in fiscal 2004.

*Investments in and Notes with Other Companies:* Investments in other equity securities and related notes with other companies in the software industry are classified as long-term as the Company anticipates holding them for more than one year. The Company holds a less than 20% interest in, and does not directly or indirectly exert significant influence over any of the respective investees.

A portion of these investments are publicly traded and are deemed by management to be available for sale. The Company uses the specific identification method to determine cost and fair value for computing gains and losses. Accordingly, these investments are reported at fair value with net unrealized gains or losses reported within shareholders' equity as accumulated other comprehensive income (loss). No sales of available for sale investments have occurred through March 31, 2002. During fiscal 2001 and 2002, the Company determined that permanent declines in the value one of the investments had occurred. As a result, the Company recorded write-downs of $400 and $96 during the years ended March 31, 2001 and 2002, respectively.

Investments in other companies also include investments in several non-public, start-up technology companies for which the Company uses the cost method of accounting. During fiscal 2002, the Company determined that a permanent decline in value of certain investments had occurred and recorded a $5,626 write-down on the investments in and advances to these entities.

*Accounts Receivable:* Accounts receivable are presented net of allowances of $2,143 and $1,337 as of March 31, 2001 and 2002, respectively. No customer accounted for 10% or more of the Company's revenues in the years ended March 31, 2000, 2001 and 2002. Credit is extended based on an evaluation of the customer's financial condition and a cash deposit is generally not required. The Company estimates its probable losses on trade receivables on an ongoing basis and provides for anticipated losses in the period in which the revenues are recognized. Credit losses have historically been within management's expectations.

*Property and Equipment:* Property and equipment, including leasehold improvements, are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from two to eight years, or the life of the lease for leasehold improvements, whichever is shorter. Maintenance, repairs and minor renewals are expensed when incurred.

*Goodwill and Other Acquired Intangible Assets:* Goodwill, representing the excess of purchase price over the fair value of net assets acquired, has been amortized on a straight-line basis over three years. Accumulated amortization was $3,880 and $9,223 at March 31, 2001 and 2002, respectively.

Other acquired intangible assets, representing core technology, customer base, workforce, capitalized software, trademarks, and other intangible assets acquired through business acquisitions, have been amortized on a straight line basis over three to four years. Accumulated amortization was $6,313 and $14,850 at March 31, 2001 and 2002, respectively.

Relative to these assets, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, *Business Combinations,* and SFAS 142, *Goodwill and Intangible Assets,* in July 2001. Major provisions of these Statements and their effective dates for the Company are as follows:

- All business combinations initiated after June 30, 2001 are to be accounted for using the purchase method of accounting.

(In thousands, except per share data)

- Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
- Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective April 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
- Effective April 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Beginning on April 1, 2002, annual goodwill amortization of approximately $5,300 and annual amortization of approximately $1,000 relating to intangible assets with indefinite lives will no longer be recognized. By March 31, 2003, the Company will have completed a transitional fair value based impairment test of goodwill as of April 1, 2002. By June 30, 2002, the Company will have completed a transitional impairment test of all intangible assets with indefinite lives. Impairment losses, if any, resulting from the transitional testing would be recognized in the quarter ended June 30, 2002, as a cumulative effect of a change in accounting principle. Management does not believe that adoption of this standard will have a material effect on the financial position of the company.

*Impairment of Long-Lived Assets:* The Company evaluates the recoverability of its long-lived assets, including goodwill, in accordance with Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS No. 121 requires recognition of impairment of long-lived assets in the event that events or circumstances indicate an impairment may have occurred and when net book value of such assets exceeds the future undiscounted cash flows attributed to such assets.

In September 2001, the FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes SFAS 121 and is effective April 1, 2002 for the Company. This statement is not anticipated to have a current material effect on the financial statements of the Company, but could have a future effect in the event that an asset impairment has occurred.

*Software Development Costs:* Software development costs may be capitalized once the technological feasibility of the project is established. The amount of software development costs that may be capitalized is subject to limitations based on the net realizable value of the potential product. Typically the period between achieving technological feasibility of the Company's products and the general availability of the products has been short. Consequently, prior to fiscal year 2002, software development costs qualifying for capitalization were immaterial and were generally expensed to research and development costs.

During fiscal 2002, the Company capitalized $2,000 in software development costs of which $706 was acquired intellectual property from Active IQ. Prior to fiscal 2002, software development costs have been immaterial. In addition, the fair value of certain acquired capitalized software costs have been recorded (see note 2). All capitalized software is amortized on a straight-line basis over three years, and accumulated amortization was $328 at March 31, 2002.

*Translation of Foreign Currencies:* Foreign currency assets and liabilities of the Company's international subsidiaries are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of

(In thousands, except per share data)

exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the foreign currency translation adjustment in shareholders' equity.

*Comprehensive Income (Loss):* Comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains or losses on the Company's available-for-sale securities.

*Advertising:* The Company expenses the cost of advertising as it is incurred. Advertising expense for the years ended March 31, 2000, 2001 and 2002 was $1,290, $3,044 and $4,451, respectively.

In June 2001, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.* This issue is effective for periods beginning after December 15, 2001 and addresses whether consideration from a vendor to a reseller is (a) an adjustment of the selling prices of the vendor's products and should be deducted from revenue when recognized or (b) a cost incurred by the vendor for assets or services received from the reseller and should be included as a cost or expense when recognized. The Company enters into cooperative advertising programs with some of its resellers. When the Company receives an identifiable benefit in return for consideration, and the Company can reasonably estimate the fair value of the benefit received, the cooperative advertising is accounted for as advertising expense. If the fair value cannot be estimated or an identifiable benefit is not received the cooperative advertising is accounted for as a reduction of revenue. EITF 00-25, will be adopted by the Company on April 1, 2002, and is not anticipated to have a material effect on its consolidated financial statements.

*Net Income (Loss) per Common Share:* The Company's basic net income (loss) per share amounts have been computed by dividing net income (loss) by the weighted average number of outstanding common shares. The Company's diluted net income per share is computed by dividing net income by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive. For the years ended March 31, 2001 and 2002, the Company incurred net losses and therefore, basic and diluted per share amounts are the same. Common stock equivalent shares consist of stock options and warrants (using the treasury stock method), of 1,595, 2,005 and 1,191 shares for the years ended March 31, 2000, 2001 and 2002, respectively.

Options and warrants to purchase 175, 906 and 3,607 shares of common stock were outstanding at March 31, 2000, 2001, and 2002, but were excluded from the computation of common share equivalents because they were antidilutive.

*Stock-based Compensation:* The Company utilizes the intrinsic value method for stock-based compensation. Under this method, compensation expense is recognized for the amount by which the market price of the common stock on the date of grant exceeds the exercise price of an option.

*Fair Value of Financial Instruments:* The Company's financial instruments including cash and cash equivalents, short-term marketable securities, long-term marketable securities, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments.

*Use of Estimates:* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassifications:* Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the presentation used in 2002.

(In thousands, except per share data)

## 2. Business Combinations

On September 29, 1999, the Company merged with InfoAccess, Inc. (InfoAccess) in a transaction accounted for as a pooling-of-interests. In recording the combination, the Company's consolidated statements of operations for the year ended March 31, 1999 were combined with that of InfoAccess for the year ended December 31, 1998. InfoAccess net income of $213 for the three months ended March 31, 1999 was included in the Company's accumulated deficit for the year ended March 31, 2000.

In connection with the merger, the former shareholders and option holders of InfoAccess common stock received shares and options of Stellent, Inc. common stock at the rate of .31230 shares of Stellent, Inc. common stock for each share of InfoAccess common stock. The Company issued a total of 1,803 shares of Stellent, Inc. common stock in exchange for all outstanding shares of InfoAccess common stock and reserved 377 shares of common stock for issuance upon the exercise of InfoAccess options assumed by the company pursuant to the merger agreement. All costs associated with completion of this acquisition, approximately $1,972, were expensed as incurred.

On July 10, 2000, the Company acquired the Information Exchange Division ("IED" now referred to as "SCD") of eBT International, Inc. (formerly Inso Corporation ("Inso")). SCD is a producer of software products used in mobile and wireless device viewing technologies, applications and Web file conversions. The total cost of the acquisition, including transaction costs, was approximately $55,270. The transaction was accounted for under the purchase method of accounting and, accordingly, the acquired net assets were recorded at their estimated fair values at the date of acquisition. The following table presents the allocation of the purchase price:

| | |
|---|---|
| In-process research and development | $10,400 |
| Core technology | 13,200 |
| Customer base | 3,500 |
| Workforce | 3,000 |
| Capitalized software | 2,800 |
| Trademarks | 1,700 |
| Other intangibles | 1,400 |
| Excess of cost over fair value of net assets acquired | 15,212 |
| Net fair value of tangible assets acquired and liabilities assumed | 4,058 |
| Purchase price | $55,270 |

In connection with the acquisition of SCD, $10,400 of purchased in-process research and development was charged to operations. The fair values of the in-process research and development projects acquired were estimated utilizing a discounted economic income method which is based on estimates of operating results and capital expenditures for an eight to ten year estimated life including a life-cycle phase out beginning in year seven to nine and a risk adjusted discount rate of 26.0%. Since the acquisition date these projects have been completed and the Company has begun to receive the resulting benefits. The purchased in-process research and development consisted of the following:

*OIVT Symbian Viewer* — The Symbian Viewer technology is a port of the Outside in Viewer Technology to the Symbian operating system platform. The technology is targeted at wireless devices built on the Symbian platform that require viewing business documents. This project was estimated to be 75% complete as of the acquisition date. At the date of acquisition, the fair value of the project was $3,000 and

(In thousands, except per share data)

the total cost to complete the project was estimated to be approximately $500, primarily consisting of engineering salaries. The project was completed as expected in August 2000.

*WML Export* — The WML Export technology adds value to any wireless application that requires access to documents created in current legacy word processing, spreadsheet, and presentation applications. WML Export is designed to be incorporated into a server-side application with no additional software requirements on the wireless device beyond a WAP-compatible micro-browser. This project was estimated to be 50% complete as of the acquisition date with the Beta Version of WML Export for Windows NT having been released on March 15, 2000 and SCD focusing on an additional beta release. At the date of acquisition the fair value of the project was $1,000 and the total cost to complete the project was estimated to be approximately $10, primarily consisting of engineering salaries. The project was completed as expected in July 2000.

*XML Export* — XML Export provides fully attributed access to a wide range of business documents through XML using an Inso defined DTD. This project includes development of an enterprise grade XML-based transformation architecture applicable to a wide range of conversion markets. As of the acquisition date, the Beta 2 version was in the market and SCD was focused on reaching the final release. This project was estimated to be 95% complete as of the acquisition date. At the date of acquisition, the fair value of the project was $6,400 and the total cost to complete the project was estimated to be approximately $55, primarily consisting of engineering salaries. The project was completed as expected in July 2000.

On July 10, 2001, the Company acquired certain assets of RESoft, a leading provider of end-to-end content management solutions for the real estate and legal industries, for 200 shares of Stellent common stock. The acquisition was valued at approximately $5,600, including transaction costs, with approximately $4,600 of the purchase price allocated to goodwill, $500 to intangible assets and $500 to property and equipment. Goodwill related to this acquisition has not been amortized.

**3. Related Party Transactions**

In December 2001 Stellent entered into a note receivable of $3.5 million with a distributor. Through March 2002, the distributor had paid the minimum payments required under the note receivable with its own cash, and at the end of March 2002, it paid off the remaining note receivable with short-term bridge financing. The distributor completely repaid this short-term bridge financing in April 2002 through a traditional banking relationship. The short-term bridge financing was provided at normal market rates by Beartooth Capital, a venture financing organization controlled and funded by Robert Olson, a shareholder and chairman of Stellent. There was no relationship prior to the bridge financing, and there is no existing relationship between Beartooth Capital and the distributor. Furthermore, Stellent provided no compensation or guarantees to Beartooth Capital or Robert Olson for the short-term bridge financing, nor was Stellent otherwise involved in this transaction.

At March 31, 2002, the Company held investments in and notes with five non-public start-up technology companies, owning approximately 3% to 12% of these companies, and in a publicly traded company listed on Nasdaq, Active IQ, in which the Company owned 5.4%, exclusive of warrants. Investments in these companies were made with the intention of giving the Company opportunities to have new technologies developed for the Company or to give the Company leverage into certain vertical markets that the Company may not otherwise be able to obtain on its own. The value of these investments at March 31, 2002 is approximately $3.1 million. At March 31, 2002, the market value of the Company's equity in Active IQ was approximately $127 more than our investment value of $1,158. The offsetting amount does not effect the

(In thousands, except per share data)

consolidated statements of operations but is shown as "accumulated other comprehensive income (loss)" in the shareholders' equity section on the consolidated balance sheet.

During the year ended March 31, 2002, the Company recognized license revenue of approximately $2,000 from companies in which we had an equity investment, with approximately $1,400 from Active IQ in December 2001. At March 31, 2002, the Company had an account receivable balance of $125 associated from these transactions. License revenue recognized for the years ended March 31, 2000 and 2001 from companies in which we had an equity investment was approximately $300 and $2,400, respectively. The Company also acquired intellectual property from Active IQ in April 2001 for approximately $700, which was capitalized and is being amortized over a three-year period.

Certain officers and a director of the Company also held an investment in Active IQ during the year, approximating 2%, excluding warrants. These investments were sold at no gain during the year.

During fiscal 2000, the Company entered into a sales agreement with a company whose president and CEO is a member of Stellent, Inc.'s Board of Directors. Revenue of $340 was recorded under this contract during the year ended March 31, 2000. No revenue was recorded under this agreement for the years ended March 31, 2001 and 2002.

## 4. Property and Equipment

Property and equipment consists of the following:

| | March 31, | |
|---|---|---|
| | 2001 | 2002 |
| Equipment and furniture | $5,456 | $ 9,342 |
| Leasehold improvements | 1,141 | 1,066 |
| | 6,597 | 10,408 |
| Less accumulated depreciation | 2,546 | 4,354 |
| | $4,051 | $ 6,054 |

## 5. Shareholders' Equity

*Series A Convertible Preferred Stock:* The Company previously issued $4,000 of Series A 5% convertible preferred stock, in the form of 800 units, each consisting of one share of $5.00 stated value preferred stock and a warrant to acquire one share of the Company's common stock at an exercise price of $5.18. By March 31, 2000 all preferred shares were converted into common shares of the Company.

*Common Stock:* On July 8, 1999, the Company completed a secondary stock offering, including the underwriters' over allotment option of 3,715 shares of its common stock and received net proceeds of approximately $27,000. On March 9, 2000, the Company completed a secondary offering of 2,305 shares of its common stock and received net proceeds of approximately $100,000.

On April 10, 2000, 520 shares of the underwriters' over allotment option from the Company's March 9, 2000 secondary offering were issued for net proceeds of $22,646.

*Warrants:* The Company has 433 stock purchase warrants with exercise prices of $5.18 to $45.93 outstanding at March 31, 2002. The warrants expire on various dates through September 2005.

(In thousands, except per share data)

In February 2000, the Company issued a warrant with a five-year term in exchange for various product related marketing services. The warrant entitles the holder to purchase 150 shares of the Company's common stock at an exercise price of $35.89 per share. An independent valuation of the warrant was used to value the marketing services received at $460. During fiscal 2001, the Company issued 75 additional warrants for product related marketing services at an average exercise price of $42.78 per share. These services were valued at $248.

*Stock Repurchase:* In April 2000, the board of directors authorized the repurchase of up to $10,000 of the Company's common stock at a price not exceeding $20 per share. In September 2001, the board of directors authorized the repurchase of up to $20,000 of the Company's common stock at a price not exceeding $15 per share. During fiscal 2002, the Company reacquired 261 shares of common stock at a cost of $3,592 which was equal to the fair value of the shares on the date acquired.

*Stock Options:* The Company maintains the 1994-1997 Stock Option Plan, the 1997 Director Stock Option Plan, the 1999 Employee Stock Option and Compensation Plan, the 2000 Employee Stock Incentive Plan and the 2000 Stock Incentive Plan (collectively, the "Plan"), pursuant to which options and other awards to acquire an aggregate of 3,100, 300, 1,000, 2,300 and 3,100 shares, respectively, of the Company's common stock may be granted. The Company integrated all previously granted options into the Plan. The Plan is administered by the Board of Directors, which has the discretion to determine the number and purchase price of shares subject to stock options (which may be below the fair market value of the common stock on the date thereof), the term of each option, and the terms of exercisability.

Certain options have exercise prices less than the fair market value of the Company's common stock on the date of the grant. The Company recognizes the compensation element of these grants over the vesting period of the related options, generally five years. The options generally vest over periods of one to five years.

Pro forma information regarding the fair value of stock options is determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Risk free interest rates | 6.8% | 5.7% | 5.2% |
| Dividend yield | — | — | — |
| Volatility factor of expected market price of company's stock | 75% | 85% | 105% |
| Weighted average expected life of options (years) | 4.0 | 4.0 | 4.0 |

The Company's pro forma information had the fair value method been used is as follows:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Pro forma net loss | $(1,359) | $(20,333) | $(56,166) |
| Pro forma net loss per common share, basic and diluted | (.08) | (.95) | (2.52) |

These pro forma results are not representative of future effects of applying this method for the year ended March 31, 2000 because they do not take into consideration the pro forma effect of grants made prior to 1996.

(In thousands, except per share data)

A summary of the Company's stock option activity, and related information through March 31, 2002 is as follows:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding as of April 1, 1999 | 2,299 | $ 3.68 |
| Granted | 1,159 | 12.70 |
| Exercised | (1,059) | 3.37 |
| Forfeited | (249) | 5.00 |
| Outstanding as of March 31, 2000 | 2,150 | 8.51 |
| Granted | 3,780 | 35.60 |
| Exercised | (649) | 7.66 |
| Forfeited | (259) | 26.28 |
| Outstanding as of March 31, 2001 | 5,022 | 27.25 |
| Granted | 2,215 | 18.26 |
| Exercised | (326) | 10.43 |
| Forfeited | (500) | 25.24 |
| Outstanding as of March 31, 2002 | 6,411 | $25.12 |

| | March 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Options exercisable at end of year | 696 | 627 | 1,898 |
| Weighted-average fair value of options granted during the year | $7.13 | $23.06 | $13.43 |

(In thousands, except per share data)

The following table summarizes information about the stock options outstanding at March 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $0.20 - $0.99 | 39 | 2.3 | $ 0.23 | 39 | $ 0.23 |
| $1.00 - $2.99 | 1 | 7.5 | 1.61 | 1 | 1.61 |
| $3.00 - $3.99 | 251 | 4.9 | 3.19 | 192 | 3.17 |
| $4.00 - $5.99 | 147 | 5.8 | 5.08 | 110 | 5.02 |
| $6.00 - $7.99 | 371 | 7.1 | 7.26 | 127 | 7.17 |
| $8.00 - $9.99 | 157 | 7.4 | 8.81 | 53 | 8.76 |
| $10.00 - $14.99 | 1,005 | 9.5 | 13.59 | 187 | 13.56 |
| $15.00 - $19.99 | 724 | 8.7 | 17.36 | 165 | 17.35 |
| $20.00 - $29.99 | 958 | 8.9 | 24.37 | 136 | 24.32 |
| $30.00 - $39.99 | 2,148 | 8.5 | 36.96 | 727 | 37.46 |
| $40.00 - $49.99 | 570 | 8.6 | 42.63 | 151 | 42.84 |
| $50.00 - $59.99 | 32 | 8.7 | 52.79 | 8 | 52.79 |
| $60.00 - $69.99 | 8 | 8.7 | 63.50 | 2 | 63.50 |
| | 6,411 | 8.4 | $25.12 | 1,898 | $23.96 |

### 6. Employee Benefit Plans

The Company maintains pre-tax salary reduction/profit sharing plans under the provisions of Section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees who have reached the age of 21. Total Company contributions to the plans for the years ended March 31, 2000, 2001, and 2002 were $41, $536 and $1,086, respectively.

During fiscal 2000, the Company adopted an employee stock purchase plan (the Plan), which allows eligible employees to purchase stock of the Company at 85% of its fair market value through elected payroll deductions equal up to 10% of their compensation. During fiscal 2001 and 2002, 21 and 46 shares of common stock had been purchased under the Plan, respectively. Employees did not purchase any stock under this plan prior to fiscal 2001.

(In thousands, except per share data)

## 7. Income Taxes

Due to net operating loss carryforwards through March 2002, the Company has recorded no current income tax provision. The tax effects of temporary differences giving rise to deferred income taxes consisted of the following:

| | March 31, 2001 | March 31, 2002 |
|---|---|---|
| Deferred tax liabilities: | | |
| Depreciation | $ (52) | $ (134) |
| Deferred tax assets: | | |
| Deferred revenue | — | 2,078 |
| Accounts receivable and other reserves | 750 | 699 |
| Net operating loss carryforwards | 15,346 | 19,387 |
| Amortization of intangibles | 6,292 | 9,303 |
| Foreign tax credits | 150 | 240 |
| Prepaid license agreement | 499 | 464 |
| Permanent investment write-down | — | 1,311 |
| Research and development credit carryforward | — | 1,405 |
| Other | 395 | 530 |
| | 23,380 | 35,283 |
| Valuation allowance | (18,486) | (30,389) |
| Net deferred tax asset | $ 4,894 | $ 4,894 |

Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance has been established due to the uncertainty of future taxable income, which is necessary to realize the benefits of the deferred tax assets. The Company had net operating loss (NOL) carryforwards of approximately $53,400 at March 31, 2002, which begin to expire in 2011. These NOL's are subject to annual utilization limitations due to prior ownership changes.

Although realization of the net deferred tax asset is not assured, the Company believes that it is more likely than not that the net deferred tax asset will be realized as it relates to timing differences resulting from book and tax methods used for amortization of goodwill and intangible assets. The amount of net deferred tax assets considered realizable however, could be adjusted in the future based on changes in conditions or assumptions.

(In thousands, except per share data)

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34.0% to income (loss) before taxes as a result of the following:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Federal statutory rate | 34.0% | (34.0)% | (34.0)% |
| Research and development credits | — | — | (8.7) |
| Change in valuation allowance | (46.0) | 34.5 | 43.8 |
| Other | 12.0 | (.5) | (1.1) |
| | —% | —% | —% |

## 8. Commitments and Contingencies

*Operating leases* — The Company has entered into certain non-cancelable operating lease agreements related to office/warehouse space, equipment and vehicles. Total rent expense under operating leases net of sublease income, was, $710, $2,804 and $5,104 for the years ended March 31, 2000, 2001 and 2002, respectively.

Minimum remaining rental commitments under operating leases net of sublease arrangements are as follows as of March 31, 2002:

| | |
|---|---|
| For the year ended March 31, | |
| 2003 | $ 4,195 |
| 2004 | 3,081 |
| 2005 | 2,268 |
| 2006 | 1,790 |
| 2007 | 1,117 |
| Thereafter | 3,309 |
| | $15,760 |

*Software royalties* — The Company has entered into several software royalty agreements whereby it is required to pay a royalty amount based upon predetermined payment schedules. At March 31, 2001 and 2002, the Company recorded advanced royalties as prepaid expense of $4,305 and $6,394, respectively. Royalties are recognized as expense based on sales, and during the years ended March 31, 2000, 2001 and 2002 royalty expense totaled $1,061, $3,064 and $3,490.

(In thousands, except per share data)

**9. Segments of Business and Geographic Area Information**

The Company operates in a single reporting segment. A summary of the Company's operations by geographic area follows:

| | Year Ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2000 | % | 2001 | % | 2002 | % |
| Revenues: | | | | | | |
| United States | $18,444 | 82.5 | $50,889 | 76.3 | $68,407 | 77.4 |
| Europe | 3,445 | 15.4 | 9,622 | 14.4 | 9,872 | 11.2 |
| Canada | 320 | 1.4 | 4,913 | 7.4 | 5,614 | 6.4 |
| Other | 151 | 0.7 | 1,297 | 1.9 | 4,447 | 5.0 |
| Total revenues | $22,360 | 100.0 | $66,721 | 100.0 | $88,340 | 100.0 |
| Identifiable assets: | | | | | | |
| United States | $ 874 | | $ 3,972 | | $ 5,105 | |
| Europe | 13 | | 66 | | 933 | |
| Other | — | | 13 | | 16 | |
| Total | $ 887 | | $ 4,051 | | $ 6,054 | |

Sales are attributed to countries or region based on the location of the customer.

**10. Subsequent Event**

*Acquisition*

On April 3, 2002, the Company acquired certain assets and assumed certain liabilities of Kinecta Corp., a provider of software infrastructure for digital networks, for approximately $2,500 in cash, excluding acquisition costs.

*Restructuring (unaudited)*

On April 12, 2002, the Company announced it had taken steps to make the Company more efficient and developed and implemented a plan to return the Company to profitability and growth. This plan included a restructuring of the Company to strategically allocate and fully utilize it's resources. The Company is estimating restructuring costs of approximately $3 million that will be recorded in the first quarter of fiscal 2003, primarily related to severance payments.

*Shareholders Rights Plan*

On May 29, 2002, the Board of Directors of the Company approved a shareholder rights plan which provides for fair and equal treatment of all shareholders in the event that an unsolicited attempt to acquire the Company. Under the plan, the Company declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company, payable to shareholders of record on June 13, 2002. Each right entitles the holder to purchase from the Company one-hundredth of a Series A junior participating preferred share of the Company at an exercise price of $75. The rights will separate from the common shares and a distribution for the rights will occur, subject to certain criteria, in the event an investor or group acquires fifteen percent or more of the Company's common stock. The rights are not exercisable until the distribution date and expire on June 13, 2012.

## EXHIBITS

| File | Description | Reference |
|---|---|---|
| 3.1 | Amended and Restated Articles of Incorporation | Incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K dated August 29, 2001 |
| 3.2 | Bylaws | Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8, File No. 333-75828 |
| 4.1 | Share Rights Agreement between the Registrant and Wells Fargo Bank, Minnesota, N.A., as Rights Agent, dated as of May 29, 2002 | Incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form 8-A12G, File No. 000-19817, filed June 3, 2002 |
| 4.7 | Warrant to purchase 225,000 shares of common stock to Merrill, Lynch, Pierce, Fenner & Smith dated February 22, 2000 | Incorporated by reference to Exhibit 4.7 of the Registrant's form 10-K for the year ended March 31, 2001 |
| 10.4 | Stellent, Inc. 1994-1997 Stock Option and Compensation Plan* | Incorporated by reference to Exhibit A of the Registrant's Definitive Proxy Statement Schedule 14A, filed with the Securities and Exchange Commission July 28, 1998 |
| 10.28 | InfoAccess, Inc. 1990 Stock Option Plan as amended September 29, 1999 | Incorporated by reference to Exhibit 99.1 of the Registrant's Registration statement on Form S-8, File No. 333-90843 |
| 10.29 | InfoAccess, Inc. 1995 Stock Option Plan as amended September 29, 1999 | Incorporated by reference to Exhibit 99.2 of the Registrant's Registration statement on Form S-8, File No. 333-90843 |
| 10.30 | Employment Agreement Dated August 1, 1999, by and between the Registrant and Robert F. Olson* | Incorporated by reference to Exhibit 10.30 of the Registrant's Form 10-Q for the quarter ended September 30, 1999 |
| 10.31 | Stellent, Inc. 1999 Employee Stock Option and Compensation Plan | Incorporated by reference to Exhibit 10.31 of the Registrant's Form 10-Q for the three months ended September 30, 1999 |
| 10.33 | Stellent, Inc. 2000 Stock Incentive Plan* | Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on July 25, 2000 |
| 10.34 | Stellent, Inc. amended and restated 2000 Employee Stock Incentive Plan* | Incorporated by reference to Exhibit 10.34 of the Registrant's Form 10-Q for the three months ended September 30, 2001 |
| 10.35 | Stellent, Inc. 1997 Directors Stock Option Plan* | Incorporated by reference to Exhibit B of the Registrant's Definitive Proxy Statement Schedule 14A, filed with the Securities and Exchange Commission July 28, 1998 |
| 10.36 | Stellent, Inc. Employee Stock Purchase Plan* | Incorporated by reference to Exhibit A of the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission July 29, 1999 |
| 10.37 | Employment Agreement Dated April 1, 2001, by and between the Registrant and Gregg A. Waldon* | Incorporated by reference to Exhibit 10.37 of the Registrant's Form 10-Q for the quarter ended June 30, 2001 |

| File | Description | Reference |
| --- | --- | --- |
| 10.38 | Employment Agreement Dated October 1, 2001, by and between the Registrant and Vernon J. Hanzlik* | Incorporated by reference to Exhibit 10.38 of the Registrant's Form 10-Q for the quarter ended September 30, 2001 |
| 10.41 | Employment Agreement Dated April 1, 2001 by and between the Registrant and Daniel Ryan* | Incorporated by reference to Exhibit 10.41 of the Registrant's Form 10-Q for the quarter ended September 30, 2001 |
| 10.42 | Employment Agreement Dated March 9, 2001 by and between the Registrant and Mitch Berg* | Incorporated by reference to Exhibit 10.42 of the Registrant's Form 10-Q for the quarter ended September 30, 2001 |
| 10.43 | Addendum to Employment Agreement dated March 27, 2002 by and between the Registrant and Gregg Waldon* | Electronic transmission |
| 10.44 | Addendum to Employment Agreement dated March 27, 2002 by and between the Registrant and Dan Ryan* | Electronic transmission |
| 10.45 | Addendum to Employment Agreement dated March 27, 2002 by and between the Registrant and Mitch Berg* | Electronic transmission |
| 10.46 | French Annex to the Stellent, Inc. 2000 Stock Incentive Plan | Electronic transmission |
| 11 | Computation of earnings per share | Electronic transmission |
| 21 | Subsidiaries of Registrant | Electronic transmission |
| 23 | Consent of Grant Thornton LLP | Electronic transmission |
| 24 | Power of Attorney | Included on the signature page hereof |

* Management contract, compensation plan or arrangement.

Exhibit 21

# STELLENT, INC.

## SUBSIDIARIES

| Subsidiary | Jurisdiction of Incorporation | Ownership Percentage |
|---|---|---|
| Stellent BV | Netherlands | 100% |
| Stellent Chicago, Inc. | Illinois | 100% |
| Stellent Limited | United Kingdom | 100% |
| Stellent SARL | France | 100% |
| Stellent GmbH | Germany | 100% |
| Stellent Software Limited | United Kingdom | 100% |
| Intranet Solutions International Limited | United Kingdom | 100% |
| Stellent A'Asia Pty. Limited | Australia | 100% |

Exhibit 23

## CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our reports dated April 26, 2002 accompanying the consolidated financial statements and schedule of Stellent, Inc. and subsidiaries which are incorporated by reference or included in the Annual report on Form 10-K of Stellent, Inc. for the year ended March 31, 2002. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Stellent, Inc. and subsidiaries on Forms S-8 (No. 333-11489, No. 333-66449, No. 333-66451, No. 333-90843, No. 333-47228, No. 333-47216, No. 333-47214, and No. 333-47212) and Forms S-3 (No. 333-33437, No. 333-57181, No. 333-30466, No. 333-34476 and No. 333-32102).

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
June 25, 2002

CORPORATE HEADQUARTERS

**Stellent, Inc.**
7777 Golden Triangle Drive
Eden Prairie, MN 55344
952 903 2000 Phone
952 829 5424 Fax
**www.stellent.com**

TRANSFER AGENT AND REGISTRAR

Wells Fargo
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139
800 468 9716

INDEPENDENT ACCOUNTANTS

Grant Thornton LLP
Minneapolis, Minnesota

CORPORATE COUNSEL

Faegre & Benson LLP
Minneapolis, Minnesota

ANNUAL MEETING

The Company's Annual Meeting of Shareholders will be held at 3:30 p.m. on September 4, 2002, at the Marriott Southwest, 5801 Opus Parkway, Minnetonka, Minnesota.

SHAREHOLDER SERVICES

For a change of name or address or to replace a lost stock certificate, contact Stellent's transfer agent.

INVESTOR RELATIONS

Shareholders, prospective investors and securities analysts seeking additional information about the company may call us at 952 903 2000, access the corporate homepage at **http://www.stellent.com** or e-mail us at **investor@stellent.com**.

**Robert F. Olson**
*Chairman of the Board*
Stellent

**Vernon J. Hanzlik**
*President and Chief Executive Officer*
Stellent

**Kenneth H. Holec**
*Interim President and Chief Executive Officer*
Peopleclick

**Steven C. Waldron**

**Michael W. Ferro**
*Chief Executive Officer*
Click Commerce

**Raymond A. Tucker**
*Chief Financial Officer*
H.B. Fuller

**Vernon J. Hanzlik**
*President and Chief Executive Officer*

**Robert F. Olson**
*Chairman of the Board*

**Gregg A. Waldon**
*Chief Financial Officer*
*Secretary and Treasurer*

**Daniel P. Ryan**
*Senior Vice President,*
*Marketing and Business Development*

**Mitchell F. Berg**
*Vice President,*
*Operations*

**Katherine W. Bloomfield**
*Vice President,*
*Technical Operations*

**Frank A. Radichel**
*Vice President,*
*Research and Development*

**Michael S. Rudy**
*Vice President,*
*Alliances and Services*

**STELLENT, INC.**
*7777 Golden Triangle Drive*
*Eden Prairie, MN 55344*
*phone: 952 903 2000 or 800 989 8774*
*fax: 952 829 5424*

**WWW.STELLENT.COM**